UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

☒   SEMIANNUAL REPORT PURSUANT TO REGULATION A

or

☐   SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended June 30, 2025

RealtyMogul Apartment Growth REIT, Inc.

(Exact name of issuer as specified in its charter)

Maryland	81-5263630
(State or other jurisdiction	(I.R.S. Employer
of incorporation or organization)	Identification No.)

10573 W Pico Blvd., PMB #603
Los Angeles, CA 90064
(Full mailing address of
principal executive offices)

(877) 781-7153

(Issuer’s telephone number, including area code)

STATEMENTS REGARDING FORWARD-LOOKING INFORMATION

We make statements in this semiannual report on Form 1-SA (this “Semiannual Report”) that are forward-looking statements within the meaning of the federal securities laws. The words “believe,” “estimate,” “expect,” “anticipate,” “intend,” “plan,” “seek,” “may,” “continue,” “could,” “might,” “potential,” “predict,” “should,” “will,” “would,” and similar expressions or statements regarding future periods or the negative of these terms are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause our actual results, performance or achievements, or industry results, to differ materially from any predictions of future results, performance or achievements that we express or imply in this Semiannual Report or in the information incorporated by reference into this Semiannual Report. Such factors include, but are not limited to, those discussed in the “Risk Factors” section of our most recently filed offering circular, dated August 27, 2025, as supplemented (the “Offering Circular”), or our annual report on Form 1-K for the fiscal year ended December 31, 2024, which was filed with the Securities and Exchange Commission on April 28, 2025. These and other important factors could cause actual results to differ materially from those contained in any forward-looking statement.

Any of the assumptions underlying forward-looking statements could be inaccurate. You are cautioned not to place undue reliance on any forward-looking statements included in this Semiannual Report. All forward-looking statements are made as of the date of this Semiannual Report and the risk that actual results will differ materially from the expectations expressed in this Semiannual Report will increase with the passage of time. Except as otherwise required by the federal securities laws, we undertake no obligation to publicly update or revise any forward-looking statements after the date of this Semiannual Report, whether as a result of new information, future events, changed circumstances or any other reason. In light of the significant uncertainties inherent in the forward-looking statements included in this Semiannual Report, the inclusion of such forward-looking statements should not be regarded as a representation by us or any other person that the objectives and plans set forth in this Semiannual Report will be achieved.

MARKET, INDUSTRY, AND OTHER DATA

This Semiannual Report includes statistical and other industry and market data that we obtained from industry publications and research, surveys, and studies conducted by third parties as well as our own estimates. All of the market data used in this report involve a number of assumptions and limitations, and you are cautioned not to give undue weight to such data. Industry publications and third-party research, surveys, and studies generally indicate that their information has been obtained from sources believed to be reliable, although they do not guarantee the accuracy or completeness of such information. Our estimates of the potential market opportunities and trends include several key assumptions based on our industry knowledge, industry publications, third-party research, and other surveys, which may be based on a small sample size and may fail to accurately reflect market opportunities. While we believe our internal assumptions are reasonable, no independent source has verified such assumptions.

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Item 1. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Operating Results

Overview

Formation and Organization

RealtyMogul Apartment Growth REIT, Inc. is a Maryland corporation formed on January 13, 2017 to invest in, own, and manage a diversified portfolio of preferred equity and joint venture equity investments in multifamily properties and industrial assets located in target markets throughout the United States. The use of the terms “RealtyMogul Apartment Growth REIT,” the “Company,” “we,” “us” or “our” in this Semiannual Report refer to RealtyMogul Apartment Growth REIT, Inc., unless the context indicates otherwise. We have elected to be taxed, and currently qualify, as a real estate investment trust (“REIT”) under the Internal Revenue Code of 1986, as amended, commencing with our taxable year ended December 31, 2017.

We operate under the direction of the board of directors, the members of which are accountable to us and our stockholders as fiduciaries. The current board members are Jilliene Helman, Flynann Janisse and Louis S. Weeks III. Ms. Janisse and Mr. Weeks are independent directors. We are externally managed by RM Adviser, LLC (our “Manager”), which is an affiliate of our sponsor, RM Sponsor, LLC (our “Sponsor”). Our Manager and our Sponsor are each wholly owned subsidiaries of Realty Mogul, Co. Our Manager manages our day-to-day operations and provides asset management, marketing, investor relations and other administrative services on our behalf with the goal of maximizing our operating cash flow and preserving our capital. We have distributed, and intend to continue to distribute, shares of our common stock to the public exclusively through the interactive website located at www.realtymogul.com (the “Realty Mogul Platform”), a platform that provides functionality to interact with prospective investors. We refer to this platform as the Realty Mogul Platform. Through the use of the Realty Mogul Platform, investors can browse and screen real estate investments, view details of an investment and sign legal documents online. The Realty Mogul Platform is operated by our affiliate, RM Technologies, LLC, which is a wholly owned subsidiary of Realty Mogul, Co. and an affiliate of our Sponsor and of our Manager. While we have executive officers, we do not currently have any employees nor do we currently intend to hire any employees who will be compensated directly by us.

Offerings

On August 23, 2017, our initial offering of $50,000,000 in shares of common stock (the “Initial Offering”) was qualified by the Securities and Exchange Commission (the “SEC”). On December 23, 2020, we commenced our follow-on offering (the “Follow-on Offering”) and terminated our Initial Offering. On June 20, 2024, we terminated our Follow-on Offering. On August 21, 2024, we commenced our second follow-on offering and, pursuant to our offering circular, we are currently offering up to $73,363,213 in shares of our common stock (comprising $70,653,543 in shares in our primary offering and $2,709,670 in shares pursuant to our distribution reinvestment plan under Rule 251(d)(3)(i)(B) of Regulation A) pursuant to Regulation A (the “Second Follow-on Offering” and, collectively with the Initial Offering and the Follow-on Offering, the “Offerings”), which represents the value of the shares available to be offered as of July 1, 2025 out of the rolling 12-month maximum offering amount of $75,000,000 in shares of our common stock. We expect to offer shares of our common stock in the Second Follow-on Offering until the earlier of (i) August 21, 2027, which is three years from the qualification date of the Second Follow-on Offering, or (ii) the date on which the maximum offering amount has been raised, unless the Second Follow-on Offering is terminated by our board of directors at an earlier time.

As of June 30, 2025, we had issued an aggregate of approximately 6,353,000 shares of our common stock in the Second Follow-on Offering for total aggregate gross offering proceeds of approximately $65,853,000 and our portfolio comprised approximately $152,779,000 in real estate investments at original cost that, in the opinion of our Manager, meet our investment objectives.

Investment Strategy

We have made, and intend to continue to make, preferred equity and joint venture equity investments in established, well-positioned apartment communities with operating histories that have demonstrated consistently high occupancy and income levels across market cycles, as well as multifamily properties that offer value-added opportunities with appropriate risk-adjusted returns and opportunity for long-term value appreciation. We believe such multifamily assets present opportunities for stable occupancy and predictable cash flows over the long term.

In addition to our multifamily strategy, effective July 31, 2025, we expanded our investment mandate to permit preferred equity and joint venture equity investments in industrial assets to complement our core multifamily focus. We intend to invest in equity or preferred equity interests in companies whose primary business is to own and operate one or more specified industrial assets. More specifically, we plan to target industrial assets in core, business-friendly markets where we can secure assets with strong credit tenants and extended weighted average lease terms. We believe these types of industrial assets can generate steady income with minimal rollover risk in the near term.

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Broker-Dealer Participation and Withdrawal

Commencing with the qualification of our Offering Circular on August 21, 2024, all sales of our shares of common stock in the Second Follow-on Offering were executed through RM Securities, LLC (“RM Securities”), a registered broker-dealer and member of the Financial Industry Regulatory Authority (“FINRA”), and an affiliate of our Sponsor and our Manager. Our Sponsor paid RM Securities a commission of up to 1.0% of the proceeds from the sale of shares of common stock RM Securities executed. In addition, certain employees of Realty Mogul, Co. also served as registered representatives of RM Securities and received a portion of commissions paid to RM Securities.

On July 11, 2025, RM Securities filed a Uniform Request for Broker-Dealer Withdrawal (Form BDW) with the SEC and FINRA for full withdrawal of RM Securities’ broker-dealer registration (the “BD Withdrawal”). Accordingly, no future offers or sales of our shares of common stock in the offering will be executed through RM Securities or any other registered broker-dealer.

New Subscription Pause; Ongoing Distribution Reinvestment Plan

In addition, effective July 11, 2025 (the “New Subscription Pause Date”), we temporarily paused acceptance of new subscriptions in connection with the Second Follow-on Offering (the “New Subscription Pause”). The New Subscription Pause applies only to new cash subscriptions in the Second Follow-on Offering. Neither the BD Withdrawal nor the New Subscription Pause impacts our eligible stockholders’ enrollment and participation in our distribution reinvestment plan.

We plan to resume the Second Follow-on Offering at a later date and, in connection therewith, we expect to offer all shares of our common stock directly to investors on a best-efforts basis exclusively through the online Realty Mogul Platform. We currently expect that neither us nor any other affiliated entity involved in the offer and sale of the shares under the Second Follow-on Offering will be a FINRA member firm. Accordingly, we anticipate there will be no underwriting discounts, selling commissions, or broker-dealer expense reimbursements in connection with future sales of shares of our common stock in the offering.

Results of Operations

Our financial statements are presented for the six months ended June 30, 2025. Generally accepted accounting principles in the United States of America (“GAAP”) require any subsidiaries or affiliates under common control with an entity to be consolidated. The financial statements contained in this Semiannual Report include the financial statements of the Company and its controlled joint ventures, Vinegar Hill Asset, LLC, which was acquired in 2017, NinetyNine44 Owner, LLC, which was acquired in 2020, RM Orion, LLC, Lotus Village Holdco, LLC and RM Sherwood Oaks, LLC, which were acquired in 2021, and RM Ridgeline View, LLC and RM Brookside, LLC, which were acquired in 2023.

Net Loss, Operating Income and Consolidated Net Loss

The six months ended June 30, 2025 and 2024 resulted in net loss attributable to RealtyMogul Apartment Growth REIT, Inc. of approximately $1,143,000 and $882,000, respectively, operating income of approximately $871,000 and $1,051,000, respectively, and consolidated net loss of approximately $3,107,000 and $2,774,000, respectively. The increases in net loss attributable to RealtyMogul Apartment Growth REIT, Inc. and consolidated net loss for the six months ended June 30, 2025, as compared to the six months ended June 30, 2024, are primarily attributable to the May 2025 sale of a 22.1% controlling equity interest in Lotus Village Holdco, LLC, a joint venture formed to acquire, renovate, own and operate a 222-unit, Class A apartment community in Austin, Texas (“Lotus Village”). The financial results for the six months ended June 30, 2025 include the results of operations from the property only through its date of sale.

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Sources of Operating Revenues and Cash Flows

Our revenues are primarily generated from rental income and interest income on our investments, and other revenue, which consists of tenant fee income and tenant reimbursements. We previously generated revenues from preferred return income as well.

Rental Income, Net

For the six months ended June 30, 2025 and 2024, we earned rental income, net, of approximately $8,833,000 and $9,205,000, respectively. This decrease for the six months ended June 30, 2025, as compared to the six months ended June 30, 2024, was primarily due to the sale of Lotus Village in May 2025. The financial results for the six months ended June 30, 2025 reflect the property’s activity through its sale.

Interest and Preferred Return Income

For the six months ended June 30, 2025, we earned interest income of approximately $249,000, as compared to interest income and preferred return income of $852,000 for the six months ended June 30, 2024. This decrease was primarily due to reclassifying a $5,250 preferred equity investment in an entity that owns The Izzy, a 328-unit, Class B apartment community, formerly known as Restoration on Candlewood, in Oklahoma City, Oklahoma (“Restoration on Candlewood”), from preferred equity to a residual equity position.

Other Revenue

For the six months ended June 30, 2025 and 2024, we earned other revenue of approximately $287,000 and $291,000, respectively.

Expenses

Depreciation and Amortization

For the six months ended June 30, 2025 and 2024, we incurred depreciation and amortization expenses of approximately $2,045,000 and $2,489,000, respectively. This decrease for the six months ended June 30, 2025, as compared to the six months ended June 30, 2024, primarily reflects the absence of depreciation expense for Lotus Village following its sale in May 2025.

General and Administrative Expenses

For the six months ended June 30, 2025 and 2024, we incurred general and administrative expenses of approximately $937,000 and $962,000, respectively, which includes professional fees, insurance expenses and other costs associated with running our business, as well as operating expenses for our consolidated investments. This decrease for the six months ended June 30, 2025, as compared to the six months ended June 30, 2024, was primarily due to a decrease in stock compensation payment by the Company for the six months ended June 30, 2024.

Real Estate Operating Expenses

For the six months ended June 30, 2025 and 2024, we incurred real estate operating expenses of approximately $5,169,000 and $5,217,000, respectively. This decrease for the six months ended June 30, 2025, as compared to the six months ended June 30, 2024, primarily because operating costs associated with Lotus Village ceased after its sale in May 2025.

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Asset Management Fees

For the six months ended June 30, 2025 and 2024, we incurred asset management fees of approximately $378,000 and $458,000, respectively. This decrease for the six months ended June 30, 2025, as compared to the six months ended June 30, 2024, was primarily from a decrease in total equity value, which is determined based on our net asset value (“NAV”) and declined during the current period, and related management fees paid to our Manager.

Interest Expense

For the six months ended June 30, 2025 and 2024, we incurred interest expense of approximately $3,166,000 and $3,589,000, respectively. This increase for the six months ended June 30, 2025, as compared to the six months ended June 30, 2024, was primarily due a lower average principal balance on outstanding borrowings following the repayment of debt in connection with the May 2025 sale of Lotus Village.

Distributions

Our board of directors has authorized, and we have paid, and we expect that our board of directors will continue to authorize, and we will continue to pay, distributions quarterly in arrears. Stockholders who are record holders with respect to declared distributions will be entitled to such distributions until such time as the stockholders have had their shares repurchased by us. Although our goal is to fund the payment of distributions solely from cash flow from operations, we have paid, and may continue to pay, distributions from other sources, and we have no limit on the amounts we may pay from such other sources. Such sources include the net proceeds of the Offerings, cash advances by our Manager, cash resulting from a waiver of fees or reimbursements due to our Manager, borrowings in anticipation of future operating cash flow, and the issuance of additional securities.

Our board of directors has authorized quarterly distributions for stockholders of record as of the close of business on the last day of each quarter. Distributions made for quarterly distribution periods in 2024 and 2025 are shown in the table below:

Quarterly Distribution Period for Daily Record Dates	Date of Authorization	Payment Date(1)	Daily Cash Distribution Amount per Share of Common Stock($)	Annualized Yield
1/1/2024 – 3/31/2024	12/26/2023	4/15/2024	0.0012834247 (1/1 – 1/8)	4.5	%(2)
			0.0012489041 (1/9 – 3/31)
4/1/2024 – 6/30/2024	3/28/2024	7151/2024	0.0012489041 (4/1 – 4/23)	4.5	%(3)
			0.0012020548 (4/24 – 6/30)
7/1/2024 – 9/30/2024	6/28/2024	10/15/2024	0.0012020548 (7/1 – 8/8)	4.5	%(4)
			0.0011268493 (8/9 – 9/30)
10/1/2024 – 12/31/2024	9/30/2024	1/15/2025	0.0011268493 (10/1 – 11/12)	4.5	%(5)
			0.0010146575 (11/13 – 12/31)
1/1/2025 – 3/31/2025	12/26/2024	4/15/2025	0.0010146575 (1/1 – 1/27)	4.5	%(6)
			0.0010023288 (1/28 – 3/31)
4/1/2025 – 6/30/2025	3/28/2025	7/15/2025	0.0010023288 (4/1 – 5/13)	4.5	%(7)
			0.0009579452 (5/14 – 6/30)

(1)	Dates presented are the dates on which the distributions were scheduled to be distributed; actual distribution dates may vary.

(2)	Annualized yield represents the annualized yield amount of each distribution calculated on an annualized basis at the then-current rate assuming a $10.41 per share NAV (the then-current purchase price for the period from November 1, 2023 to January 8, 2024) and calculated for the distribution period beginning January 1, 2024 and ending January 31, 2024, and assuming a $10.13 per share NAV (the then-current purchase price for the period from January 9, 2024 to April 23, 2024) and calculated for the distribution periods beginning February 1, 2024 and ending February 29, 2024, and beginning March 1, 2024 and ending March 31, 2024.

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(3)	Annualized yield represents the annualized yield amount of each distribution calculated on an annualized basis at the then-current rate assuming a $10.13 per share NAV (the then-current purchase price for the period from January 9, 2024 to April 23, 2024) and calculated for the distribution period beginning April 1, 2024 and ending April 30, 2024, and assuming a $9.75 per share NAV (the then-current purchase price for the period from April 24, 2024 to August 8, 2024) and calculated for the distribution periods beginning May 1, 2024 and ending May 31, 2024, and beginning June 1, 2024 and ending June 30, 2024.

(4)	Annualized yield represents the annualized yield amount of each distribution calculated on an annualized basis at the then-current rate assuming a $9.75 per share NAV (the then-current purchase price for the period from July 1, 2024 to August 8, 2024) and calculated for the distribution periods beginning July 1, 2024 and ending July 31, 2024, and beginning August 1, 2024 and ending August 31, 2024, and assuming a $9.14 per share NAV (the then-current purchase for the period from August 9, 2024 to September 30, 2024) and calculated for the distribution period beginning September 1, 2024 and ending September 30, 2024.

(5)	Annualized yield represents the annualized yield amount of each distribution calculated on an annualized basis at the then-current rate assuming a $9.14 per share NAV (the then-current purchase price for the period from October 1, 2024 to November 12, 2023) and calculated for the distribution periods beginning October 1, 2024 and ending October 31, 2024, and assuming a $8.23 per share NAV (the then-current purchase for the period from November 13, 2024 to December 31, 2024) and calculated for the distribution periods beginning November 1, 2024 and ending November 30, 2024, and beginning December 1, 2024 and ending December 31, 2024.

(6)	Annualized yield represents the annualized yield amount of each distribution calculated on an annualized basis at the then-current rate assuming a $8.23 per share NAV (the then-current purchase price for the period from January 1, 2025 to January 27, 2025) and calculated for the distribution period beginning January 1, 2025 and ending January 31, 2025, and assuming a $8.13 per share NAV (the current purchase price effective January 28, 2025) and calculated for the distribution periods beginning February 1, 2025 and ending February 28, 2025, and beginning March 1, 2025 and ending March 31, 2025.

(7)	Annualized yield represents the annualized yield amount of each distribution calculated on an annualized basis at the then-current rate assuming a $8.13 per share NAV (the then-current purchase price for the period from April 1, 2025 to May 13, 2025) and calculated for the distribution period beginning April 1, 2025 and ending May 31, 2025, and assuming a $7.77 per share NAV (the current purchase price effective May 14, 2025) and calculated for the distribution period beginning June 1, 2025 and ending June 30, 2025.

For the six months ended June 30, 2025, we paid distributions to our stockholders of an aggregate of approximately $1,008,119, including through the issuance of shares pursuant to our distribution reinvestment plan.

Liquidity and Capital Resources

Capital Sources and Liquidity Outlook

We require capital to fund our investment activities and operating expenses. Our capital sources may include net proceeds from the Offerings, cash flow from operations, and borrowings under credit facilities. To date, we have funded the acquisition of real estate investments and conducted our operations primarily from the proceeds from the Offerings, together with cash flow from operations and secured or unsecured financings from banks and other lenders.

As of June 30, 2025, we had cash and cash equivalents of approximately $13,309,000 and approximately $1,556,000 invested in marketable securities at fair value that are available to provide capital for operations and investments. We currently anticipate that proceeds from the Second Follow-on Offering, cash flow from operations, and existing cash balances will provide sufficient liquidity to meet our funding commitments and operating requirements for at least one year following the date the financial statements included herein were available to be issued. Over the longer term, we intend to support liquidity and capital needs through a combination of cash flow generated from the seasoning of our existing assets, select strategic asset sales when market conditions are favorable, and additional equity capital raised through future share issuances. We believe this multi-faceted approach will provide flexibility to fund distributions, manage leverage, and pursue new investment opportunities consistent with our strategy.

Borrowings and Leverage

We expect to selectively employ leverage to enhance total returns to our stockholders. Our target portfolio-wide leverage, once a diversified portfolio has been assembled, is up to 75% of the fair market value or expected fair market value (for a value-add acquisition) of our assets, although we may exceed this level on a temporary basis in connection with bridge financings or opportunistic acquisitions. During the early stages of portfolio construction, we may also employ higher leverage at the individual asset level to quickly build a diversified portfolio of assets. As of June 30, 2025, we had outstanding borrowings of approximately $103,285,000, net of deferred financing costs and premiums from our consolidated investments.

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Related Party Payments

In addition to making investments in accordance with our investment objectives, we expect to use our capital resources to make certain payments to our Manager or an affiliate of our Manager. During our organization and offering stage, these payments will include payments for reimbursement of certain organization and offering expenses. We intend to reimburse our Manager for actually incurred, third-party organization and offering expenses in an amount up to 3.0% of gross offering proceeds from our Second Follow-on Offering. In addition, we reimburse our Manager for out-of-pocket expenses incurred on our behalf, including license fees, audit fees, fees associated with SEC reporting requirements, acquisition expenses, interest expenses, property management fees, insurance costs, tax return preparation fees, marketing costs, taxes and filing fees, administrative fees, fees for the services of independent directors and third-party costs associated with the aforementioned expenses.

The sponsors of our joint venture investments in real estate may make payments to our Manager or its affiliates in connection with the selection or purchase of investments. In addition to the payments and expenses described above, we pay our Manager a monthly asset management fee of one-twelfth of 1.25%, which is based on total equity value, which equals (a) our then-current per share NAV, as determined by our board of directors, multiplied by (b) the number of shares of our common stock then outstanding. Any portion of the asset management fee may be deferred and paid in a subsequent period upon the mutual agreement of the Company and our Manager.

Please refer to “Note 8 — Related Party Arrangements,” in Item 3. “Financial Statements” contained in this Semiannual Report for more information.

Cash Flow

The following presents our cash flows for the six months ended June 30, 2025 (in thousands):

	For the six months ended June 30, 2025	For the six months ended June 30, 2024
Net cash used in operating activities:	$(1,825)	$957
Net cash provided by investing activities:	32,407	10,349
Net cash used in financing activities:	(32,920)	(1,630)
Net decrease in cash and cash equivalents and restricted cash	(2,338)	9,676
Cash and cash equivalents and restricted cash, beginning of period	20,293	15,847
Cash and cash equivalents and restricted cash, end of period	$17,955	$25,523

Net cash used in operating activities was approximately $1,825,000 for the six months ended June 30, 2025 and primarily related to net operating income on real estate investments. Net cash provided by operating activities was approximately $957,000 for the six months ended June 30, 2024 and primarily related to net operating income on real estate investments.

Net cash provided by investing activities was approximately $32,407,000 for the six months ended June 30, 2025 and primarily related to proceeds from the sale of real estate, partially offset by investments in existing assets. Net cash provided by investing activities was approximately $10,349,000 for the six months ended June 30, 2024 and primarily related to proceeds from debt investments and proceeds from sales of marketable securities, partially offset by investments in existing assets.

Net cash used in financing activities was approximately $32,920,000 for the six months ended June 30, 2025 and primarily related to repurchases of common stock, repayment of debt, and payment of cash dividends, partially offset by proceeds from the issuance of common stock, net of syndication costs. Net cash used in financing activities was approximately $1,630,000 for the six months ended June 30, 2024 and primarily related to repurchases of common stock, repayment of debt and payment of cash dividends, partially offset by proceeds from the issuance of common stock, net of syndication costs.

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Market Outlook and Recent Trends

The REIT’s portfolio is composed primarily of multifamily communities, supplemented by recent investments and a newly expanded mandate in the industrial sector where current market conditions create an opportunity for value creation. As of June 30, 2025, we held interests in multifamily properties across multiple states and, effective July 31, 2025, we broadened our investment strategy to include preferred equity and joint venture equity investments in industrial assets, with the objective of diversifying income streams and reducing rollover risk through longer-term leases and creditworthy tenants. Together, these two sectors form the core of our strategy to provide stable cash distributions and long-term appreciation potential.

Macroeconomic Environment

The commercial real estate market continues to work through the effects of prolonged elevated interest rates, and while those pressures have not abated, the pace of change has moderated. As of June 30, 2025, and continuing through September 2025, the ten-year treasury yield declined from a peak of 4.78% in January 2025 to 4.03% as of September 15, 2025. As most investment properties are financed with debt, benchmark yields like the ten-year treasury rate are important in commercial real estate because they influence borrowing costs and therefore ultimately affect the price an investor can pay. We believe sustained moderation in benchmark yields could support valuations over time, though there is typically a lag in capital markets and their impact on appraisals and transaction pricing. As a result, changes in treasury rates can take multiple quarters to flow through appraisals and negotiated transactions.

Multifamily Sector

Portfolio fundamentals for multifamily remain steady, with strong rent collections and resilient occupancy underscoring the stability of our income streams even as property valuations continue to face pressure from higher capitalization rates. According to the CBRE Q2 2025 Multifamily Report, effective rents grew approximately 1.2% year-over-year—the first time in two years growth has exceeded 1.0%—and national vacancy improved to approximately 4.1%. Net absorption reached nearly 190,000 units, more than double new completions, underscoring demand strength. While multifamily properties continue to face valuation pressure due to debt maturities and decreased transaction volume compared to years past, national indicators point to improving operating trends. We believe limited single-family housing supply, high barriers to homeownership, and demographic trends such as household formation will continue to support multifamily as a resilient, long-term investment category, even as construction pipelines taper from prior highs.

Industrial Sector

The industrial sector continues to benefit from secular demand drivers including e-commerce adoption, supply chain reconfiguration, and onshoring of manufacturing. According to the Cushman & Wakefield Q2 2025 U.S. Industrial Report, national net absorption totaled nearly 30 million square feet, reflecting ongoing tenant demand even as new completions fell to their lowest level since 2019. Development pipelines, particularly speculative projects, have contracted significantly, setting the stage for a more balanced supply-demand environment in the years ahead. According to CBRE, leasing activity in 2025 has stabilized above 800 million square feet annually, with third-party logistics providers accounting for roughly 35% of demand. We believe these trends, combined with constrained new supply and tariff-related cost pressures that may limit future development, create favorable entry points for acquiring modern industrial facilities with creditworthy tenants and long lease terms.

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Portfolio Positioning

We view real estate investing as a long-term endeavor. Our objective remains to protect and maximize value through disciplined portfolio management, transparent communication, and thoughtful capital deployment as conditions evolve. While valuations remain influenced by broader capital-market conditions, the resilience of our portfolio and our new emphasis on industrial assets positions meet our goals of providing stable cash distributions. We expect valuations to remain under near-term pressure but view signs of moderation and improving fundamentals as constructive. Our strategy of combining resilient multifamily communities with industrial assets designed to deliver stable cash flow provides a diversified foundation to support consistent distributions and long-term value creation.

Investment Strategy

Our primary investment objectives are to realize capital appreciation in the value of our investments over the long term and to pay attractive and stable cash distributions to stockholders. We pursue these objectives through a disciplined approach to multifamily and industrial real estate investing, leveraging our Manager’s sourcing, underwriting, and asset management capabilities.

Multifamily Sector

We have made, and intend to continue to make, preferred equity and joint venture equity investments in multifamily properties located in target markets throughout the United States. Within this strategy, we emphasize established apartment communities with consistently high occupancy and income levels across market cycles, as well as value-added opportunities where thoughtful capital improvements and active management can enhance returns. Typical value-add initiatives include exterior improvements, such as adding amenities like playgrounds, clubhouses and outdoor living areas, as well as interior improvements such as upgraded appliances, air conditioning and finishes. We believe these investments create value both from an investment standpoint and a local community standpoint by improving resident experience and supporting rent growth. We also believe these properties offer downside protection on one’s investment due to the large number of tenants at each property and the adaptability of individual property business plans.

Industrial Sector

Effective July 31, 2025, we expanded our investment mandate to include preferred equity and joint venture equity investments in industrial assets to complement our core multifamily focus. In line with this expanded focus, we completed acquisitions of modern distribution facilities leased to FedEx Ground Package System, Inc. (“FedEx Ground”), a subsidiary of FedEx Corporation (NYSE: FDX, S&P issuer rating: BBB) (“FedEx”), which provide long-term, creditworthy tenancy and stable contractual income. We intend to continue targeting industrial assets in core, business-friendly markets with strong transportation connectivity, extended lease terms, and limited near-term rollover risk. We believe the industrial sector complements our multifamily holdings by enhancing portfolio diversification and supporting steady cash flow. We intend to capitalize on seller dynamics and short-term market dislocations that may obscure intrinsic value and enhance returns by obtaining attractive financing.

Execution

Our investment process involves comprehensive financial, structural, operational, and legal due diligence of both the underlying assets and our partners, with a focus on structuring transactions to optimize pricing and mitigate risk. We believe the current and future market environment provides a wide range of opportunities to generate compelling investments with strong risk-return profiles for our stockholders. We expect to employ leverage selectively, consistent with our target portfolio-wide leverage profile, to enhance total returns while maintaining balance sheet flexibility.

Through this strategy, we seek to build a diversified portfolio of multifamily and industrial assts that can deliver resilient income, protect stockholder capital, and generate long-term value.

8

Critical Accounting Policies

The preparation of financial statements in accordance with GAAP requires management to use judgment in the application of accounting policies, including making estimates and assumptions. Such judgments are based on our management’s experience, our historical experience, the experience of our Manager’s affiliates, and the industry. We consider these policies critical because we believe that understanding these policies is critical to understanding and evaluating our reported financial results. Additionally, these policies may involve significant management judgments and assumptions, or require estimates about matters that are inherently uncertain. These judgments will affect the reported amounts of assets and liabilities and our disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. With different estimates or assumptions, materially different amounts could be reported in our financial statements. Additionally, other companies may utilize different estimates that may impact the comparability of our results of operations to those of companies in similar businesses.

Please refer to “Note 2 — Summary of Significant Accounting Policies,” in Item 3. “Financial Statements” contained in this Semiannual Report for a more thorough discussion of our accounting policies and procedures.

Off-Balance Sheet Arrangements

As of June 30, 2025, we had no off-balance sheet arrangements.

Related Party Arrangements

For further details, please see “Note 9 — Related Party Arrangements” in Item 3. “Financial Statements” below.

Recent Developments

FedEx Ground KY – Louisville, Kentucky

On September 17, 2025, we acquired a $4,500,000 joint-venture limited partnership equity investment (the “FedEx Ground KY Equity Investment”) in a special purpose entity in connection with the acquisition of a 2015-built, 303,369 square-foot industrial building located in Louisville, Kentucky (the “FedEx Ground KY Property”). In addition, in connection with the FedEx Ground KY Equity Investment, the special purpose entity entered into a loan from an unaffiliated lender in the amount of $23,822,500 (the “FedEx Ground KY Loan”). The FedEx Ground KY Loan is interest only with a floating interest rate of 1-Month Term SOFR plus 1.8% and has a term of 36 months with two 12-month extension options. In connection with the FedEx Ground KY Loan, the special purpose entity executed an interest rate swap agreement with an unaffiliated third party to provide a fixed interest rate of 5.1% for the term of the FedEx Ground KY Loan.

The FedEx Ground KY Property is 100% leased to FedEx Ground. FedEx is one of the largest delivery companies in the U.S. with approximately 370,000 U.S. employees spread across over 4,800 facilities, and FedEx Ground has been a tenant at the FedEx Ground KY Property since the property was built. The lease extends through September 2030, and FedEx Ground has two 5-year renewal options.

The FedEx Ground KY Property is well located in the Bluegrass submarket of Louisville, Kentucky. The location offers direct access to five major interstates while also being only approximately 15 miles away from the Louisville International Airport, the sixth busiest air cargo airport in the world and home to UPS Worldport the largest fully automated package-handling facility in the world. The property has features that include but are not limited to LED lighting, ESFR sprinkler systems, 32-foot clear heights, cross-dock loading configuration, and ample trailer and auto parking. While we believe FedEx Ground will exercise its option to renew in light of its longstanding tenancy, the property-specific features make it optimal for a wide range of industrial uses, which offers downside protection.

9

In connection with the FedEx Ground KY Equity Investment, the special purpose entity will pay an affiliate of our Manager the following fees: (i) an acquisition fee equal to 2.0% of the FedEx Ground KY Property’s purchase price (and such amount will be invested by such affiliate as a capital contribution in the FedEx Ground KY Equity Investment), and (ii) an asset management fee equal to 1.5% of the aggregate annual effective gross rents generated from the FedEx Ground KY Property that will be paid monthly. In addition, RealtyMogul Income REIT, LLC, another REIT with similar objectives and managed by our Manager, has acquired a $3,717,489 joint-venture limited partnership equity investment in the FedEx Ground KY Property.

FedEx Ground TN – Chattanooga, Tennessee

On September 17, 2025, we also acquired a $4,500,000 joint-venture limited partnership equity investment (the “FedEx Ground TN Equity Investment”) in a special purpose entity in connection with the acquisition of a 2017-built, 236,976 square-foot industrial building located in Chattanooga, Tennessee (the “FedEx Ground TN Property”). In addition, in connection with the FedEx Ground TN Equity Investment, the special purpose entity entered into a loan from an unaffiliated lender in the amount of $19,662,500 (the “FedEx Ground TN Loan”). The FedEx Ground TN Loan is interest only with a floating interest rate of 1-Month Term SOFR plus 1.8% and has a term of 36 months with two 12-month extension options. In connection with the FedEx Ground TN Loan, the special purpose entity executed an interest rate swap agreement with an unaffiliated third party to provide a fixed interest rate of 5.1% for the entire term of the FedEx Ground TN Loan.

The FedEx Ground TN Property is 100% leased to FedEx Ground, and FedEx Ground has been a tenant at the FedEx Ground TN Property since the property was built. The lease extends through January 2032, and FedEx Ground has two 5-year renewal options.

The FedEx Ground TN Property is strategically located in Chattanooga, Tennessee. The FedEx Ground TN Property is located just 0.5 miles from I-75 and eight miles from both I-24 and Chattanooga Metropolitan Airport, offering excellent regional connectivity. It is also only 11 miles from downtown Chattanooga, making it ideal for last-mile distribution. Chattanooga as a city is a major logistics and manufacturing hub with over 1 million residents and access to one-third of the U.S. population within a one-day truck drive. The property has features that include but are not limited to LED lighting, 30-foot minimum clear heights, rear-loading configuration, and ample trailer and auto parking. While we believe FedEx Ground will exercise its option to renew in light of its longstanding tenancy, the property-specific features make it optimal for a wide range of industrial uses, which offers downside protection.

In connection with the FedEx Ground TN Equity Investment, the special purpose entity will pay an affiliate of our Manager the following fees: (i) an acquisition fee equal to 2.0% of the FedEx Ground TN Property’s purchase price (and such amount will be invested by such affiliate as a capital contribution in the FedEx Ground KY Equity Investment), and (ii) an asset management fee equal to 1.5% of the aggregate annual effective gross rents generated from the FedEx Ground TN Property that will be paid monthly. In addition, RealtyMogul Income REIT, LLC has acquired a $2,282,511 joint-venture limited partnership equity investment in the FedEx Ground TN Property.

Brooklyn Portfolio – Brooklyn, New York

As previously disclosed, on November 30, 2017, we made a $3,000,000 joint-venture limited partnership equity investment (the “Brooklyn Equity Investment”) in an entity that owns a 112-unit multifamily portfolio of apartment buildings in Brooklyn, New York. Prior to us making the Brooklyn Equity Investment, the entity obtained a $20,700,000 loan from an unaffiliated lender (the “Brooklyn Loan”).

On September 2, 2025, the entity entered into maturity default under the terms of the Brooklyn Loan. The entity’s manager is currently working with the lender on a resolution to cure the default. There can be no guarantee the lender will consent to any proposed resolution on acceptable terms or at all. See the section of the Offering Circular captioned “Risk Factors—Our participation in a co-ownership arrangement could subject us to risks that otherwise may not be present in other real estate investments, which could result in litigation or other potential liabilities that could increase our costs and negatively affect our results of operations,” “—Commercial real estate equity investments will be subject to risks inherent in ownership of real estate” and “—Our strategy involves leverage, which may cause substantial loss.”

10

Sherwood Oaks Apartments – Riverview, Florida

As previously disclosed, on November 30, 2021, we made a $4,200,000 joint-venture limited partnership equity investment (the “Sherwood Equity Investment”) in an entity that owns Sherwood Oaks Apartments, a 199-unit, Class B apartment community in Riverview, Florida (“Sherwood Oaks”). In connection with the Sherwood Equity Investment, the entity obtained a $27,750,000 loan from an unaffiliated lender (the “Sherwood Loan”).

Also as previously disclosed, on December 1, 2024, Sherwood Oaks entered into maturity default under the terms of the Sherwood Loan and, on January 31, 2025, entered into a loan modification and extension to the Sherwood Loan to, among other things, extend the maturity date to September 1, 2025. Concurrent with the loan modification, Sherwood Oaks issued a promissory note in the aggregate principal amount of up to $2,400,000.

On September 2, 2025, Sherwood Oaks entered into maturity default under the terms of the Sherwood Loan. The entity’s manager is currently working with the lender on a resolution to cure the default. There can be no guarantee the lender will consent to any proposed resolution on acceptable terms or at all. See the section of the Offering Circular captioned “Risk Factors—Our participation in a co-ownership arrangement could subject us to risks that otherwise may not be present in other real estate investments, which could result in litigation or other potential liabilities that could increase our costs and negatively affect our results of operations,” “—Commercial real estate equity investments will be subject to risks inherent in ownership of real estate,” “—Our strategy involves leverage, which may cause substantial loss,” and “—Guarantees provided by us are subject to specific risks relating to the particular borrower and are subject to the general risks of investing in commercial real estate.”

Appointment of Chief Compliance Officer

Effective August 1, 2025, Erik Hansen, the Chief Compliance Officer of our Manager, resigned from his role as such. Our board of directors appointed Tara Horne as Chief Compliance Officer of our Manager effective immediately upon Mr. Hansen’s resignation. Ms. Horne is responsible for managing all compliance and regulatory matters for our Manager.

Estimated Per Share NAV as of June 30, 2025

On August 12, 2025, our board of directors approved an estimated NAV per share of our common stock of $7.66 as of June 30, 2025. This NAV per share will be effective until updated by us on or about September 30, 2025, or within a commercially reasonable time thereafter, unless updated by us prior to that time.

Our NAV per share is calculated by the internal accountants or asset managers of Realty Mogul, Co. at the end of each fiscal quarter. The NAV per share calculation as of June 30, 2025 reflects the total value of our assets minus the total value of our liabilities, divided by the number of shares outstanding as of June 30, 2025.

As with any methodology used to estimate value, the methodology employed by the internal accountants or asset managers of our Manager or its affiliates is based upon a number of estimates and assumptions about future events that may not be accurate or complete. Further, different parties using different assumptions and estimates could derive a different NAV per share, which could be significantly different from our calculated NAV per share. Our NAV will fluctuate over time and does not represent: (i) the price at which our shares would trade on a national securities exchange, (ii) the amount per share a stockholder would obtain if he, she or it tried to sell his, her or its shares or (iii) the amount per share stockholders would receive if we liquidated our assets and distributed the proceeds after paying all our expenses and liabilities. See the section of the Offering Circular captioned “Risk Factors—Our NAV per share is an estimate as of a given point in time. As a result, our NAV per share may not reflect the amount that you might receive for your shares in a market transaction, and the purchase price you pay in our offering may be higher than the value of our assets per share of common stock at the time of your purchase. In addition, our NAV per share likely will not represent the amount of net proceeds that would result if we were liquidated or dissolved or completed a merger or other sale of the Company.”

11

Non-GAAP Financial Measures

We disclose financial measures calculated and presented in accordance with GAAP; however, we provide certain financial information on a non-GAAP basis (“non-GAAP financial measures”). We provide non-GAAP financial measures to provide information that may assist investors in understanding our results of operations and assessing our prospects for future performance. Our Manager believes that funds from operations (“FFO”) and adjusted funds from operations (“AFFO”), which are non-GAAP measures, are additional appropriate measures of the operating performance of a REIT and the Company. We compute FFO in accordance with the standards established by the National Association of Real Estate Investment Trusts (“NAREIT”), as net income or loss (computed in accordance with GAAP), excluding gains or losses from sales of depreciable properties, the cumulative effect of changes in accounting principles, real estate-related depreciation and amortization, and after adjustments for unconsolidated/uncombined partnerships and joint ventures. FFO, as defined by NAREIT, is a computation made by analysts and investors to measure a real estate company’s cash flow generated by operations.

We calculate AFFO by subtracting from (or adding to) FFO:

●	the amortization or accrual of various deferred costs; and
●	an adjustment to reverse the effects of unrealized gains/(losses)

Our calculation of AFFO differs from the methodology used for calculating AFFO by certain other REITs and, accordingly, our AFFO may not be comparable to AFFO reported by other REITs. Our management utilizes FFO and AFFO as measures of our operating performance, and believes they are also useful to investors, because they facilitate an understanding of our operating performance after adjustment for certain non-cash expenses. Additionally, FFO and AFFO serve as measures of our operating performance because they facilitate evaluation of the Company without the effects of selected items required in accordance with GAAP that may not necessarily be indicative of current operating performance and that may not accurately compare our operating performance between periods. Furthermore, although FFO, AFFO and other supplemental performance measures are defined in various ways throughout the REIT industry, we also believe that FFO and AFFO may provide us and our investors with an additional useful measure to compare our financial performance to certain other REITs.

Neither FFO nor AFFO is equivalent to net income or cash generated from operating activities determined in accordance with GAAP. Furthermore, FFO and AFFO do not represent amounts available for management’s discretionary use because of needed capital replacement or expansion, debt service obligations or other commitments or uncertainties. Neither FFO nor AFFO should be considered as an alternative to net income as an indicator of our operating performance or as an alternative to cash flow from operating activities as a measure of our liquidity.

Our unaudited FFO and AFFO calculations for the six months ended June 30, 2025 and June 30, 2024, are as follows (in thousands):

	For the Six Months Ended June 30, 2025	For the Six Months Ended June 30, 2024

GAAP net income (loss) attributable to RealtyMogul Apartment Growth REIT, Inc.	$(1,143)	$(882)
Add: depreciation of properties	2,045	2,489
Adjustments for noncontrolling interests in depreciation	(1,149)	(1,503)
Add: amortization of lease intangibles	—	—
Adjustments for noncontrolling interest in amortization of lease intangibles	—	—
Add: share of depreciation of real estate held by equity method investments	173	—
Adjustments for unrealized (gain) loss on marketable securities	(17)	(55)
Adjustments for realized (gain) loss on marketable securities	—	—
Add: loss on extinguishment of debt	—	—
Adjustment for noncontrolling interest in loss on extinguishment of debt	(2)	—
Add: change in fair value of interest rate caps	582	515
Adjustment for noncontrolling interest in change in fair value of interest rate caps	(428)	(374)
Adjustments for (gain) loss on sale of equity method investment	(29)	(165)
Adjustments for (gain) loss on sale of real estate investment	291	—
Adjustments for noncontrolling interest in gain (loss) on sale of real estate investment	(227)	—
Funds from operations (“FFO”) applicable to common stock	96	25
Add: amortization of deferred financing costs, discount and premium	115	174
Adjustments for noncontrolling interests deferred financing costs	(65)	(101)
Add: stock award compensation	39	126
Adjustments for equity method investments	—	—
Adjusted funds from operations (“AFFO”) applicable to common stock	$185	$224

Item 2. Other Information

None.

12

Item 3. Financial Statements

RealtyMogul Apartment Growth REIT, Inc.

F-1

RealtyMogul Apartment Growth REIT, Inc.

Consolidated Balance Sheets

As of June 30, 2025 (unaudited) and December 31, 2024 (audited)

(Amounts in thousands, except share and per share data)

	As of June 30, 2025	As of December 31, 2024
ASSETS
Real estate investments, at cost
Land	$32,747	$32,747
Buildings and improvements	120,032	119,773
Total real estate investments, at cost	152,779	152,520
Less accumulated depreciation	(17,361)	(15,316)
Real estate investments, net	135,418	137,204
Real estate held for sale, at fair value	-	33,000
Investments in real estate, equity method	6,697	6,934
Marketable securities, at fair value	1,556	1,539
Cash and cash equivalents	13,309	15,130
Escrows and deposits	4,646	5,163
Rent receivable, net	419	361
Stock subscription receivable	10	2
Deferred offering costs, net	332	353
Prepaid expenses	496	674
Interest rate caps, at fair value	97	398
Other receivable	255	263
Total Assets	$163,235	$201,021

LIABILITIES AND EQUITY
Liabilities:
Mortgages payable, net of $470 and $497 of deferred financing costs, and $615 and $674 premiums, respectively	$103,285	$103,879
Mortgage payable related to real estate asset held for sale, net of $0 deferred financing costs	-	30,200
Accounts payable and accrued expenses	2,406	4,080
Settling subscription payable	493	565
Dividends payable	480	534
Other liabilities	767	932
Asset management fee payable	40	44
Member loan payable	-	480
Total Liabilities	107,471	140,714

Equity:
Common stock, $0.01 par value; 9,000,000 shares authorized; 5,259,527 and 5,295,259 shares issued and outstanding, as of June 30, 2025 and December 31, 2024, respectively	53	53
Additional paid-in capital	52,818	53,076
Accumulated deficit	(15,953)	(13,854)
Total RealtyMogul Apartment Growth REIT, Inc. equity	36,918	39,275
Noncontrolling interests in consolidated joint ventures	18,846	21,032
Total Equity	55,764	60,307

Total Liabilities and Equity	$163,235	$201,021

The accompanying notes are an integral part of these consolidated financial statements.

F-2

RealtyMogul Apartment Growth REIT, Inc.

Consolidated Statements of Operations

For the Six Months ended June 30, 2025 (unaudited) and June 30, 2024 (unaudited)

(Amounts in thousands, except share and per share data)

	For the Six Months Ended June 30, 2025	For the Six Months Ended June 30, 2024
Revenues
Rental income, net	$8,833	$9,205
Other revenue	287	291
Equity in income (losses) of equity method investees	31	(158)
Interest income	249	368
Preferred return income	-	484
Total revenues	9,400	10,190

Operating expenses
Depreciation	2,045	2,489
General and administrative expenses	937	962
Real estate operating expenses	5,169	5,217
Servicing fee	-	13
Asset management fees	378	458
Total operating expenses	8,529	9,139
Operating income	871	1,051
Other (income) and expenses
Interest expense	3,166	3,589
Change in fair value of interest rate caps	582	515
Other income	(17)	(59)
Unrealized gain on marketable securities	(17)	(55)
Loss on extinguishment of debt	2	-
Reversal of loss on real estate investment classified as held for sale	(3,229)	-
Gain on sale of equity method investee	(29)	(165)
Loss on sale of real estate investment	3,520	-
Consolidated net loss	(3,107)	(2,774)
Net loss attributable to noncontrolling interests	(1,964)	(1,892)
Net loss attributable to RealtyMogul Apartment Growth REIT, Inc.	$(1,143)	$(882)

Net loss per basic and diluted common share	$(0.21)	$(0.16)

Weighted average shares of common stock outstanding	5,322,688	5,415,534

The accompanying notes are an integral part of these consolidated financial statements.

F-3

RealtyMogul Apartment Growth REIT, Inc.

Consolidated Statements of Equity

For the Six Months ended June 30, 2025 (unaudited) and June 30, 2024 (unaudited)

(Amounts in thousands, except share and per share data)

	Common Stock		Additional Paid-in	Accumulated	Total RealtyMogul Apartment Growth REIT, Inc.	Noncontrolling interests in Consolidated Joint	Total
	Shares	Amount	Capital	Deficit	Equity	Ventures	Equity
Balance as of December 31, 2023	5,349,440	$54	$53,414	$(8,001)	$45,467	$28,896	$74,363
Proceeds from issuance of common stock, net of syndication costs	141,591	1	1,431	-	1,432	-	1,432
Stock award	12,709	-	126	-	126	-	126
Amortization of deferred offering costs	-	-	(47)	-	(47)	-	(47)
Dividends declared on common stock	-	-		(1,235)	(1,235)	-	(1,235)
Repurchase of common stock	(139,367)	(1)	(1,315)	-	(1,316)	-	(1,316)
Contributions from noncontrolling interests, net of syndication costs	-	-	-	-	-	-	-
Distributions to noncontrolling interests	-	-	-	-	-	(155)	(155)
Net loss	-	-	-	(882)	(882)	(1,892)	(2,774)
Balance as of June 30, 2024	5,364,373	$54	$53,609	$(10,118)	$43,545	$26,849	$70,394

	Common Stock		Additional Paid-in	Accumulated	Total RealtyMogul Apartment Growth REIT, Inc.	Noncontrolling interests in Consolidated Joint	Total
	Shares	Amount	Capital	Deficit	Equity	Ventures	Equity
Balance as of December 31, 2024	5,295,259	$53	$53,076	$(13,854)	$39,275	$21,032	$60,307
Proceeds from issuance of common stock, net of syndication costs	91,504	1	745	-	746	-	746
Stock award	4,800	-	39	-	39	-	39
Amortization of deferred offering costs	-	-	(24)	-	(24)	-	(24)
Dividends declared on common stock	-	-		(956)	(956)	-	(956)
Repurchase of common stock	(132,036)	(1)	(1,018)	-	(1,019)	-	(1,019)
Contributions from noncontrolling interests, net of syndication costs	-	-	-	-	-	-	-
Distributions to noncontrolling interests	-	-	-	-	-	(222)	(222)
Net loss	-	-	-	(1,143)	(1,143)	(1,964)	(3,107)
Balance as of June 30, 2025	5,259,527	$53	$52,818	$(15,953)	$36,918	$18,846	$55,764

The accompanying notes are an integral part of these consolidated financial statements.

F-4

RealtyMogul Apartment Growth REIT, Inc.

Consolidated Statements of Cash Flows

For the Six Months ended June 30, 2025 (unaudited) and June 30, 2024 (unaudited)

(Amounts in thousands, except share and per share data)

	For the Six Months Ended June 30, 2025	For the Six Months Ended June 30, 2024
OPERATING ACTIVITIES:
Consolidated net loss	$(3,107)	$(2,774)
Adjustments to reconcile consolidated net loss to net cash (used in) provided by operating activities:
Depreciation	2,045	2,489
Equity in (income) losses of equity method investees	(31)	158
Unrealized gain on marketable securities	(17)	(55)
Loss on sale of real estate investment	3,520	-
Gain on sale of equity method investee	(29)	(165)
Reversal of loss on real estate investment classified as held for sale	(3,229)	-
Stock award compensation	39	126
Amortization of deferred financing costs	115	174
Amortization of marketable securities discount	-	(17)
Loss on debt extinguishment	2	-
Amortization of origination fees	1	-
Net change in fair value of interest rate caps	582	515
Changes in assets and liabilities:
Net change in rent receivable	(58)	(59)
Net change in interest receivable	-	682
Net change in other receivable	8	(211)
Net change in prepaid expenses	178	203
Net change in accounts payable and accrued expenses	(1,674)	(129)
Net change in asset management fees payable	(4)	(5)
Net change in other liabilities	(166)	25
Net cash (used in) provided by operating activities	(1,825)	957
INVESTING ACTIVITIES:
Improvements to real estate	(259)	(740)
Investment in equity method investees, net of distribution	268	103
Premium paid on interest rate caps	(340)	-
Proceeds from debt investments	-	4,142
Proceeds from sales of real estate investment	32,709	-
Proceeds from sales of marketable securities	-	6,679
Proceeds from equity method investees	29	165
Net cash provided by investing activities	32,407	10,349
FINANCING ACTIVITIES:
Proceeds from the issuance of common stock, net of syndication costs	213	695
Repurchase of common stock	(1,091)	(1,295)
Proceeds from member loan	30	91
Repayment of member loan	(510)	-
Deferred offering costs paid	(3)	(54)
Repayment of debt	(30,763)	(401)
(Payment) Refund of finance costs	(88)	6
Debt extinguishment costs	(1)	-
Payment of cash dividends	(485)	(517)
Distributions to noncontrolling interests	(222)	(155)
Net cash used in financing activities	(32,920)	(1,630)

Net increase (decrease) in cash and cash equivalents and restricted cash	(2,338)	9,676
Cash and cash equivalents and restricted cash, beginning of period	20,293	15,847
Cash and cash equivalents and restricted cash, end of period	$17,955	$25,523

Cash paid for interest	$3,228	$3,439

SUPPLEMENTAL DISCLOSURE OF NON-CASH INVESTING AND FINANCING ACTIVITIES;
Change in deferred offering costs payable	$-	$9
Change in dividends declared but not paid	$(54)	$(42)
Distributions reinvested	$525	$760
Change in stock subscription receivable	$(8)	$24
Change in settling subscriptions payable	$(72)	$20

The accompanying notes are an integral part of these consolidated financial statements.

F-5

RealtyMogul Apartment Growth REIT, Inc.

Notes to Consolidated Financial Statements

For the Six Months ended June 30, 2025 (unaudited) and June 30, 2024 (unaudited)

(Amounts in thousands, except share and per share data)

Note 1 - Formation and Organization

RealtyMogul Apartment Growth REIT, Inc. (the “Company”) was formed as a Maryland corporation on January 13, 2017 to own and manage a diversified portfolio of preferred equity and joint venture equity investments in multifamily properties located in target markets throughout the United States. The Company was formed under the name MogulREIT II, Inc. and, effective October 15, 2021, changed its name to RealtyMogul Apartment Growth REIT, Inc. The use of the terms “RealtyMogul Apartment Growth REIT,” the “Company,” “we,” “us,” or “our” in this Semiannual Report refer to RealtyMogul Apartment Growth REIT, Inc., unless the context indicates otherwise.

The Company is externally managed by RM Adviser, LLC (“Manager”), which is an affiliate of the Company’s sponsor, RM Sponsor, LLC (“Sponsor”). Our Manager and our Sponsor are each wholly owned subsidiaries of Realty Mogul, Co. Our Manager is an investment adviser registered with the Securities and Exchange Commission (“SEC”). Although our Manager manages our day-to-day operations, we operate under the direction of our board of directors, a majority of whom are independent directors.

The Company’s investing and management activities related to multifamily real estate are all considered a single reportable business segment for financial reporting purposes. All of the investments the Company has made to date have been in domestic multifamily real estate assets with similar economic characteristics, and the Company evaluates the performance of all of its investments using similar criterion.

We believe we have operated in such a manner as to qualify as a real estate investment trust (“REIT”) for federal income tax purposes.

On August 23, 2017, our initial offering of $50,000 in shares of common stock (the “Initial Offering”) was qualified by the Securities and Exchange Commission (the “SEC”). On December 23, 2020, we commenced our follow-on offering (the “Follow-on Offering”) and terminated our Initial Offering. On June 20, 2024, we terminated our Follow-on Offering. On August 21, 2024, we commenced our second follow-on offering and, pursuant to our offering circular, we are currently offering up to $73,363 in shares of our common stock (comprising $70,654 in shares in our primary offering and $2,710 in shares pursuant to our distribution reinvestment plan under Rule 251(d)(3)(i)(B) of Regulation A) pursuant to Regulation A (the “Second Follow-on Offering” and, collectively with the Initial Offering and the Follow-on Offering, the “Offerings”), which represents the value of the shares available to be offered as of July 1, 2025 out of the rolling 12-month maximum offering amount of $75,000 of shares of our common stock. As of June 30, 2025, we had issued 6,352,857 shares of our common stock in the Second Follow-on Offering for gross offering proceeds of approximately $65,853.

Note 2 - Summary of Significant Accounting Policies

Basis of Presentation and Principles of Consolidation

The accompanying consolidated balance sheets, statements of operations, statements of equity, statements of cash flows and related notes to the consolidated financial statements of the Company are prepared in accordance with generally accepted accounting principles in the United States of America (“GAAP”). The Company has adopted a calendar year-end for financial reporting.

GAAP requires any subsidiaries, investments, or affiliates under the Company’s control to be consolidated. The consolidated financial statements of the Company include its controlled joint ventures, Vinegar Hill Asset, LLC, which was acquired during 2017; NinetyNine44 Owner, LLC, which was acquired during 2020; RM Orion, LLC, Lotus Village Holdco, LLC and RM Sherwood Oaks, LLC, which were acquired during 2021; and RM Ridgeline View, LLC and RM Brookside, LLC, which were acquired during 2023.

All significant intercompany balances and transactions are eliminated in consolidation.

In the opinion of management, all adjustments considered necessary for a fair interim presentation of the Company’s financial position, results of operations and cash flows have been included and are of a normal and recurring nature. Interim results are not necessarily indicative of operating results for any other interim period or for the entire year and certain disclosures may be condensed for interim reporting. These financial statements should be read in conjunction with the Company’s consolidated financial statements and notes thereto included in the Company’s annual report on Form 1-K for the fiscal year ended December 31, 2024, which was filed with the SEC on April 28, 2025.

F-6

RealtyMogul Apartment Growth REIT, Inc.

Notes to Consolidated Financial Statements

For the Six Months ended June 30, 2025 (unaudited) and June 30, 2024 (unaudited)

(Amounts in thousands, except share and per share data)

Earnings per share

Basic earnings per share is calculated on the basis of weighted-average number of shares of common stock outstanding during the period. Basic earnings per share is computed by dividing income available to common stockholders by the weighted-average number of shares of common stock outstanding during the period. Diluted net income per share of common stock equals basic net income per share of common stock as there were no potentially dilutive securities outstanding during the six months ended June 30, 2025 and 2024.

Use of Estimates

The preparation of the consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements. Actual events and results could differ from those assumptions and estimates.

Cash and Cash Equivalents

Cash and cash equivalents consist of demand deposits. Cash and cash equivalents are carried at cost which approximates fair value.

Concentration of Credit Risk

At times, our cash may exceed the Federal Deposit Insurance Corporation deposit insurance limit of $250 per institution. The Company mitigates credit risk by placing cash with major financial institutions. To date, the Company has not experienced any losses on cash.

Geographic Concentration

As of June 30, 2025, the Company’s investments in real estate operate in Texas, New York, Michigan, Florida, Oklahoma, Washington, North Carolina and Ohio. Future operations could be affected by changes in economic or other conditions in those geographical areas or the demand for such housing in those geographical areas.

For the six months ended June 30, 2025, the Company’s annualized rental income in real estate equity investments by state is approximately 31%, 23%, 18%, 14%, 8% and 6% for Texas, Michigan, Florida, New York, Washington and North Carolina, respectively.

Organizational, Offering and Related Costs

Organizational and offering costs of the Company are initially being paid by the Manager on behalf of the Company. These organizational and offering costs include all expenses to be paid by the Company in connection with the formation of the Company and the qualification of the Offerings, and the marketing and distribution of shares, including, without limitation, expenses for printing, and amending offering statements or supplementing offering circulars, mailing and distributing costs, advertising and marketing expenses, charges of experts and fees, expenses and taxes related to the filing, registration and qualification of the sale of shares under federal and state laws, including taxes and fees and accountants’ and attorneys’ fees.

The Company expenses organization costs as incurred and offering costs, when incurred, will be deferred and charged to additional paid-in capital. The deferred offering costs will be charged against the gross proceeds from the Offerings when received or written off in the event that the Second Follow-on Offering is not successfully completed.

As of June 30, 2025 and December 31, 2024, the Manager has incurred offering costs of $2,308 and $2,305, respectively, on behalf of the Company. As of June 30, 2025 and December 31, 2024, $1,976 and $1,952 of offering costs, respectively, had been amortized and were included in the consolidated statements of equity.

F-7

RealtyMogul Apartment Growth REIT, Inc.

Notes to Consolidated Financial Statements

For the Six Months ended June 30, 2025 (unaudited) and June 30, 2024 (unaudited)

(Amounts in thousands, except share and per share data)

Variable Interest Entities and Voting Interest Entities

A variable interest entity (“VIE”) is an entity that lacks one or more of the characteristics of a voting interest entity. A VIE is defined as an entity in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. The determination of whether an entity is a VIE includes consideration of various factors. These factors include review of the formation and design of the entity, its organizational structure including decision-making ability and relevant financial agreements, and analysis of the forecasted cash flows of the entity. We make an initial determination upon acquisition of a VIE, and reassess the initial evaluation of an entity as a VIE upon the occurrence of certain events.

A VIE must be consolidated only by its primary beneficiary, which is defined as the party who, along with its affiliates and agents has both the: (i) power to direct the activities that most significantly impact the VIE’s performance; and (ii) obligation to absorb the losses of the VIE or the right to receive the benefits from the VIE, which could be significant to the VIE. We determine whether we are the primary beneficiary of a VIE by considering various factors, including, but not limited to: which activities most significantly impact the VIE’s economic performance and which party controls such activities; the amount and characteristics of its investment; the obligation or likelihood for us or other interests to provide financial support; consideration of the VIE’s purpose and design, including the risks the VIE was designed to create and pass through to its variable interest holders and the similarity with and significance to the business activities of our interest and the other interests. We reassess our determination of whether we are the primary beneficiary of a VIE each reporting period. Significant judgments related to these determinations include estimates about the future performance of investments held by VIEs and general market conditions. The maximum risk of loss related to our investments is limited to our recorded investment in such entities, if any.

A voting interest entity (“VOE”) is an entity in which equity investors have the characteristics of a controlling financial interest and have sufficient equity at risk to finance its activities. A controlling financial interest exists if limited partners with equity at risk are able to exercise substantive kick-out rights or are able to exercise substantive participation rights. Under the VOE model, generally, only a single limited partner that is able to exercise substantial kick-out rights will consolidate the entity.

As of both June 30, 2025 and December 31, 2024, the Company held three investments in entities, which were evaluated under the VIE model and were not consolidated because the Company does not have substantive kick-out rights or a controlling financial interest. These investments are carried on the consolidated financial statements using the equity method.

As of June 30, 2025 and December 31, 2024, the Company held investments in six and seven entities, respectively, which were evaluated under the VOE model and are consolidated because the Company is able to exercise substantial kick-out rights and substantive participating rights.

Commercial Real Estate Debt Investments

Our commercial real estate debt investments are generally classified as held to maturity as we have both the intent and the ability to hold these investments to maturity and, accordingly, are carried at cost, net of unamortized loan fees, premium, discount and unfunded commitments, reduced by an allowance for doubtful accounts. We review our debt related investments on a monthly basis, or more frequently when such an evaluation is needed, to determine if an allowance for credit loss is required. The Company recognizes an allowance for doubtful accounts for financial assets carried at amortized cost and other qualifying receivables to present the net amount expected to be collected as of the consolidated balance sheet date using the probability of default/loss given default method using historical losses adjusted for current conditions and reasonable and supportable forecasts. Such allowance is based on the credit losses expected to arise over the life of the asset (contractual term) which includes consideration of prepayments and based on the Company’s expectations as of the consolidated balance sheet date. Assets are written off when the Company determines that such financial assets are deemed uncollectible or based on regulatory requirements, whichever is earlier. Write-offs are recognized as a deduction from the allowance for doubtful accounts. Expected recoveries of amounts previously written off, not to exceed the aggregate of the amount previously written off, are included in determining the necessary reserve at the consolidated balance sheet date. The Company elected to use the practical expedient for collateral dependent receivables as estimates for the recovery of debt investments is based on collateral value.

F-8

RealtyMogul Apartment Growth REIT, Inc.

Notes to Consolidated Financial Statements

For the Six Months ended June 30, 2025 (unaudited) and June 30, 2024 (unaudited)

(Amounts in thousands, except share and per share data)

We have certain investments that are legally structured as equity investments with rights to receive preferred economic returns. We report these investments as real estate debt securities when the common equity holders have a contractual obligation to redeem our preferred equity interest at a specified date.

Income Taxes

The Company operates and is taxed as a REIT for federal income tax purposes beginning with the year ended December 31, 2017. To qualify as a REIT, the Company must meet certain organizational and operational requirements, including a requirement to distribute at least 90% of its taxable income to its stockholders. As a REIT, the Company generally is not subject to federal corporate income tax on that portion of its taxable income that is currently distributed to stockholders. Even if the Company qualifies for taxation as a REIT, it may be subject to certain state and local taxes on its income and property, and federal income and excise taxes on its undistributed income. No material provisions have been made for federal income taxes in the accompanying consolidated financial statements, and no gross deferred tax assets or liabilities have been recorded as of June 30, 2025 and December 31, 2024.

For the six months ended June 30, 2025 and the year ended December 31, 2024, $956 and $2,326, respectively, in distributions have been declared to stockholders. The Company expects its distributions to be characterized for federal income tax purposes as (i) ordinary income, (ii) non-taxable return of capital, or (iii) long-term capital gain. Distributions that exceed current or accumulated taxable earnings and profits constitute a return of capital for tax purposes and reduce the stockholders’ basis in the shares of common stock. To the extent that distributions exceed both current and accumulated earnings and profits and the stockholders’ basis in shares of common stock, they will generally be treated as a gain or loss upon the sale or exchange of our stockholders’ shares of common stock. We will report the taxability of such distributions in information returns that will be provided to our stockholders and filed with the Internal Revenue Service in the year following such distributions.

Tax periods from 2022 to 2025 remain open to examination by the major taxing authorities in all jurisdictions where we are subject to taxation.

Stock Subscription Receivable

Stock subscription receivable consists of shares that have been issued with subscriptions that have not yet settled. As of June 30, 2025 and December 31, 2024, there was $10 and $2, respectively, in subscriptions that had not settled. All of these funds settled subsequent to June 30, 2025 and December 31, 2024, respectively. Stock subscription receivable is carried at cost which approximates fair value.

Settling Subscription Payable

Share repurchases initiated on June 30, 2025 and December 31, 2024 were settled in August 2025 and February 2025, respectively. The liabilities were reversed subsequent to June 30, 2025 and December 31, 2024 when the share repurchases settled in August 2025 and February 2025, respectively.

Revenue Recognition

Rental income is recognized as rentals become due. Rental payments received in advance are deferred until earned. All leases between the Company and tenants of the property are operating leases and are one year or less.

For certain properties, in addition to contractual base rent, the tenants pay their share of utilities to the Company. The income and expenses associated with these properties are generally recorded on a gross basis when the Company is the primary obligor.

Tenant fees, such as application fees, administrative fees, late fees, and other revenues from tenants are recorded when amounts become due.

F-9

RealtyMogul Apartment Growth REIT, Inc.

Notes to Consolidated Financial Statements

For the Six Months ended June 30, 2025 (unaudited) and June 30, 2024 (unaudited)

(Amounts in thousands, except share and per share data)

As a result of the adoption of Accounting Standards Codification (“ASC”) 606, Revenue from Contracts with Customers (“ASC 606”), the Company has updated its policies as it relates to revenue recognition. Revenue is measured based on consideration specified in a contract with a customer. The Company recognizes revenue when it satisfies a performance obligation by transferring control over a product or service to a customer.

Purchase Accounting for Acquisitions of Real Estate

Prior to January 1, 2018, the Company recorded acquired real estate investments that are consolidated as business combinations when the real estate is occupied, at least in part, at acquisition. Costs directly related to the acquisition of such investments have been expensed as incurred. The purchase consideration included cash paid, the fair value of equity or other assets issued, and the fair value of any assumed debt. The Company assessed the fair value of assumed debt based on estimated cash flow projections that utilize appropriate discount rates and available market information. Such inputs are categorized as Level 3 in the fair value hierarchy. The difference between the fair value and the stated principal of assumed debt is amortized using the effective interest method basis over the terms of the respective debt obligation.

The Company allocated the fair value of the purchase consideration to the fair value of land, buildings, site improvements and intangible assets including in-place leases at the acquisition date. The Company estimated the fair value of the assets using market-based, cost-based, and income-based valuation techniques.

Effective January 1, 2018, the Company adopted the provisions of Accounting Standards Update 2017-01, Business Combinations (Topic 805): Clarifying the Definition of a Business (“ASC 805”), which provides that if substantially all the fair value of the gross assets is concentrated in any individual asset, the acquisition is treated as an asset acquisition as opposed to a business combination. Under an asset acquisition, costs directly related to the acquisition are capitalized as part of the purchase consideration. The fair value of the purchase consideration is then allocated based on the relative fair value of the assets. The estimates of the fair value of the purchase consideration and the fair value of the assets acquired is consistent with the techniques used in a business combination.

Investments in Equity Method Investees

If it is determined that we do not have a controlling interest in a joint venture through our financial interest in a VIE or through our voting interest in a VOE and we have the ability to provide significant influence, the equity method of accounting is used. Under this method, the investment, originally recorded at cost, is adjusted to recognize our share of net earnings or losses of the affiliate as they occur, with losses limited to the extent of our investment in, advances to, and commitments to the investee. For the six months ended June 30, 2025 and 2024, we recorded a gain of $31 and a loss of $158, respectively, related to investments in equity method investees.

The Company evaluates its investments in equity method investees for impairment annually or whenever events or changes in circumstances indicate that there may be an other-than-temporary decline in value. To do so, the Company calculates the estimated fair value of the investment using various valuation techniques, including, but not limited to, discounted cash flow models, the Company’s intent and ability to retain its investment in the entity, the financial condition and long-term prospects of the entity, and the expected term of the investment. If the Company determined any decline in value is other-than-temporary, the Company recognizes an impairment charge to reduce the carrying value of its investment to fair value. As of both June 30, 2025 and December 31, 2024, the Company determined that there was no impairment of its investments in equity method investees.

Accounting for Long-Lived Assets and Impairment of Real Estate Owned

The Company reviews its real estate portfolio on a quarterly basis to ascertain if there are any indicators of impairment to the value of any of its real estate assets, including deferred costs and intangibles, to determine if there is any need for an impairment charge. In reviewing the portfolio, the Company examines one or more of the following: the type of asset, the current financial statements or other available financial information of the asset, and the economic situation in the area in which the asset is located. For each real estate asset owned for which indicators of impairment exist, management performs a recoverability test by comparing the sum of the estimated undiscounted future cash flows attributable to the asset to its carrying amount. If the aggregate undiscounted cash flows are less than the asset’s carrying amount, an impairment loss is recorded to the extent that the estimated fair value is less than the asset’s carrying amount. The estimated fair value is determined using a discounted cash flow model of the expected future cash flows through the useful life of the property. The analysis includes an estimate of the future cash flows that are expected to result from the real estate investment’s use and eventual disposition. These cash flows consider factors such as expected future operating income, trends and prospects, the effects of leasing demand, competition and other factors.

F-10

RealtyMogul Apartment Growth REIT, Inc.

Notes to Consolidated Financial Statements

For the Six Months ended June 30, 2025 (unaudited) and June 30, 2024 (unaudited)

(Amounts in thousands, except share and per share data)

As of both June 30, 2025 and December 31, 2024, the Company determined that there was no impairment of long-lived assets.

Real Estate Held for Sale

The Company classifies real estate investments as being held for sale when management commits to a plan to sell the asset, the asset is available for immediate sale, an active program to locate a buyer has been initiated, the sale is probable to occur within one year, and it is unlikely that significant changes to the plan will be made. When a real estate investment is classified as held for sale, depreciation of the asset is discontinued and the asset is carried at the lower of its carrying amount or the fair value less costs to sell. As of June 30, 2025, no real estate investment was classified as held for sale. As of December 31, 2024, the Company determined that Lotus Village should be classified as held for sale at its fair value in the amount of $33,000, resulting in a $3,229 loss on real estate investment classified as held for sale. The related mortgage net of debt insurance costs of $30,200 is also classified as held for sale as of December 31, 2024. During the year ended December 31, 2024, Lotus Village had a net operating loss of $201.

Restricted Cash and Escrows

In November 2016, the Financial Accounting Standards Board issued Statement of Cash Flows: Restricted Cash (“ASU 2016-18”), which clarifies the presentation requirements of restricted cash within the statement of cash flows. The standard requires that changes in restricted cash and restricted cash equivalents during the period be included in the beginning and ending cash and cash equivalents balance reconciliation on the statement of cash flows. Restricted cash consists of cash escrowed under the operating agreements and mortgage agreements for debt service, real estate taxes, property insurance, and capital improvements and other restricted deposits.

The following are the amounts reported on the consolidated balance sheets that are included in cash and cash equivalents and restricted cash on the consolidated statements of cash flows:

	June 30, 2025	December 31, 2024

Cash and cash equivalents	$13,309	$15,130

Escrows and deposits	4,646	5,163

Total cash and cash equivalents and restricted cash	$17,955	$20,293

Allowance for Doubtful Accounts

The Company maintains an allowance for doubtful accounts for estimated losses resulting from the inability of a tenant to make required rent payments. As of June 30, 2025 and December 31, 2024, there was $135 and $298, respectively, in the allowance for doubtful accounts. The Company records bad debt expense in real estate operating expenses in the consolidated statements of operations.

Depreciation

Depreciation of assets is computed on the straight-line method over the estimated useful life of the asset. Depreciation of buildings is computed on the straight-line method over an estimated useful life ranging from 30 to 49 years. Site improvements and certain building improvements are depreciated on the straight-line method over an estimated useful life of 10 to 15 years, and depreciation of furniture, fixtures and equipment is computed on the straight-line method over an estimated useful life of 5 to 9 years. Improvements are capitalized, while expenditures for maintenance and repairs are charged to expense as incurred. Depreciation expense amounted to $2,045 and $2,489 for the six months ended June 30, 2025 and 2024, respectively.

F-11

RealtyMogul Apartment Growth REIT, Inc.

Notes to Consolidated Financial Statements

For the Six Months ended June 30, 2025 (unaudited) and June 30, 2024 (unaudited)

(Amounts in thousands, except share and per share data)

Advertising Costs

The Company’s policy is to expense advertising costs when incurred. Such costs incurred during the six months ended June 30, 2025 and 2024 were $145 and $126, respectively.

Deferred Financing Costs and Mortgage Premium

Mortgage costs and premium are deferred and amortized using the straight-line method which management does not believe is materially different than the effective interest rate method, over the terms of the respective debt obligations. The Company recognizes a debt discount or premium in connection with mortgages assumed at fair value in accordance with ASC 805. As of June 30, 2025, deferred financing costs amounted to $470, net of accumulated amortization of $1,128. As of December 31, 2024, deferred financing costs amounted to $497, net of accumulated amortization of $1,471. As of June 30, 2025, mortgage premium amounted to $615, net of accumulated amortization of $498. As of December 31, 2024, mortgage premium amounted to $674, net of accumulated amortization of $439. The Company presents unamortized deferred financing costs and mortgage premium as a direct deduction from the carrying amount of the related debt liability.

Fair Value

Fair value is the exchange price that would be received for an asset or paid to transfer a liability (exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. There are three levels of inputs that may be used to measure fair values:

Level 1 — Quoted prices (unadjusted) for identical assets or liabilities in active markets that the entity has the ability to access as of the measurement date.

Level 2 — Significant other observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3 — Significant unobservable inputs that reflect a company’s own assumptions about the assumptions that market participants would use in pricing an asset or liability.

On a recurring basis, the Company measures its investment in marketable securities at fair value consisting of its investment in exchange traded funds. The exchange traded funds are freely tradeable in active markets and fair value is based on the quoted market price for identical securities, which represents a Level 1 input and Level 1 measurement. The marketable securities are treated as trading securities with unrealized gains and losses from the change in fair value reported in the consolidated statements of operations.

The Company periodically will enter into interest rate cap agreements that are measured at fair value on a recurring basis in order to limit interest rate risk on variable rate mortgages and are not used for trading purposes. The Company has determined that the total fair value of the interest rate caps at June 30, 2025 and December 31, 2024 were $97 and $398, respectively, related to Lotus Village and Sherwood Oaks. In determining the fair value of the interest rate cap, management uses the present value of expected cash flows based on market observable interest rate yield curve commensurate with the term of the instrument. The Company incorporates credit valuation adjustments to appropriately reflect both its own non-performance risk and that of the respective counterparty in the fair value measurement. The credit valuation adjustments utilize Level 3 inputs, such as estimates of current credit spreads, to evaluate the likelihood of default by either the respective counterparty or the Company. However, management determined the impact on the credit valuation adjustments was not significant to the overall valuation of the interest rate caps as of June 30, 2025 or 2024. As a result, the fair value of the interest rate caps was considered to be based primarily using Level 2 inputs.

F-12

RealtyMogul Apartment Growth REIT, Inc.

Notes to Consolidated Financial Statements

For the Six Months ended June 30, 2025 (unaudited) and June 30, 2024 (unaudited)

(Amounts in thousands, except share and per share data)

Fair Value Option

ASC 825, Fair Value Option for Financial Assets and Financial Liabilities (“ASC 825”), provides a fair value option election that allows companies to irrevocably elect fair value as the initial and subsequent measurement attribute for certain financial assets and liabilities. ASC 825 permits the fair value option election on an instrument-by-instrument basis at initial recognition. We have decided not to make this election.

New Accounting Pronouncements

On January 1, 2023, the Company adopted Accounting Standards Update No, 2016-13, Measurement of Credit Losses on Financial Instruments (“ASC 326”), and its related amendments using the modified retrospective method. The new standard changes the impairment model for most financial assets that are measured at amortized cost and certain other instruments, including trade receivables, from an incurred loss model to an expected loss model and adds certain new required disclosures. Under the expected loss model, entities will recognize credit losses to be incurred over the entire contractual term of the instrument rather than delaying recognition of credit losses until it is probable the loss has been incurred. In accordance with ASC 326, the Company evaluates certain criteria, including aging and historical write-offs, current economic condition of specific customers and future economic conditions, to determine the appropriate allowance for doubtful accounts. The adoption of ASC 326 had an insignificant impact on opening retained earnings.

Note 3 – Real Estate Debt Investments

We believe the fair value of the debt investments approximates the carrying value of the debt investments as of June 30, 2025. We have historically invested in two debt-like investments.

The Company did not have any investment in real estate debt related assets as of both June 30, 2025 and December 31, 2024.

The following table describes our debt related investment activities for the year ended December 31, 2024:

Investment in Debt:	Amount
Balance at beginning of period	$5,250
Principal repayment	(4,142)
Transfer to investment in equity method investees	(1,108)
Balance as of December 31, 2024	$-

Credit Quality Monitoring

The Company’s preferred equity investments that earn interest based on debt-like terms are typically unsecured. The Company evaluates such investments at least quarterly and differentiates the relative credit quality principally based on: (i) whether the borrower is currently making preferred equity payments in accordance with its contractual terms; and (ii) whether the Company believes the borrower will be able to perform under its contractual terms in the future, as well as the Company’s expectations as to the ultimate recovery of principal at maturity. The Company considered investments for which it expects to receive full payment of contractual principal and interest payments as “performing.” As of June 30, 2025, we do not have any such investments.

Note 4 – Consolidated Investments in Real Estate

The following table presents the Company’s consolidated acquisitions of real estate as of June 30, 2025:

					Accumulated Amortization
		Building and	Accumulated	Intangible Lease	Intangible Lease
Description of Property	Land	Improvements	Depreciation	Asset	Asset	Total
Brookside Apartments	$2,071	$8,669	$(738)	$127	$(127)	$10,002
Raleigh, NC
Ridgeline View Townhomes	1,369	16,783	(777)	163	(163)	17,375
Vancouver, WA
Sherwood Oaks	6,307	29,482	(3,602)	509	(509)	32,187
Riverview, FL
The Orion	7,545	24,185	(4,060)	374	(374)	27,670
Orion Township, MI
NinetyNine 44 Apartments	5,790	21,072	(3,990)	555	(555)	22,872
Dallas, TX
Brooklyn Vinegar Hill	9,665	19,841	(4,194)	189	(189)	25,312
Brooklyn, NY
Total	$32,747	$120,032	$(17,361)	$1,917	$(1,917)	$135,418

F-13

RealtyMogul Apartment Growth REIT, Inc.

Notes to Consolidated Financial Statements

For the Six Months ended June 30, 2025 (unaudited) and June 30, 2024 (unaudited)

(Amounts in thousands, except share and per share data)

The following table presents the Company’s consolidated acquisitions of real estate as of December 31, 2024:

					Accumulated
		Building and	Accumulated	Intangible Lease	Amortization Intangible
Description of Property	Land	Improvements	Depreciation	Asset	Lease Asset	Total
Brookside Apartments	$2,071	$8,536	$(541)	$127	$(127)	$10,066
Raleigh, NC
Ridgeline View Townhomes	1,369	16,783	(590)	163	(163)	17,562
Vancouver, WA
Sherwood Oaks	6,307	29,482	(3,099)	509	(509)	32,690
Riverview, FL
The Orion	7,545	24,185	(3,545)	374	(374)	28,185
Orion Township, MI
NinetyNine 44 Apartments	5,790	21,072	(3,571)	555	(555)	23,291
Dallas, TX
Brooklyn Vinegar Hill	9,665	19,715	(3,970)	189	(189)	25,410
Brooklyn, NY
Total	$32,747	$119,773	$(15,316)	$1,917	$(1,917)	$137,204

As of June 30, 2025 and December 31, 2024, the amortization period for the intangible lease assets ranges from three to four months.

At both June 30, 2025 and December 31, 2024, accumulated amortization of intangible lease assets was $1,917. For both the six months ended June 30, 2025 and 2024, the Company recognized amortization expense of $0. The unamortized balance of intangible lease assets at both June 30, 2025 and December 31, 2024 was $0.

Minimum Future Rents

The rental properties owned as of June 30, 2025 and December 31, 2024 are principally leased under 12-month operating leases with certain tenant renewal rights.

Note 5 – Investments in Equity Method Investees

The table below presents the activities of the Company’s investments in equity method investees as of June 30, 2025 and December 31, 2024:

Investments in Equity Method Investees:	As of June 30, 2025	As of December 31, 2024
Beginning balance	$6,934	$5,460
Contributions in equity method investees	-	2,108
Distributions received	(268)	(355)
Equity in gains (losses) of equity method investees	31	(279)
Proceeds from equity method investment	(29)	(165)
Gain on sale of equity method investment	29	165
Ending balance	$6,697	$6,934

F-14

RealtyMogul Apartment Growth REIT, Inc.

Notes to Consolidated Financial Statements

For the Six Months ended June 30, 2025 (unaudited) and June 30, 2024 (unaudited)

(Amounts in thousands, except share and per share data)

As of June 30, 2025, the Company’s investments in entities that are accounted for under the equity method of accounting consist of the following:

1)	Acquired in 2024, a 9% non-controlling joint venture limited partnership interest in RM Rose Hill Investors, LLC, for the acquisition and renovation of 132 residential units in Reynoldsburg, Ohio (“Rose Hill”).
2)	Acquired in June 2024, the Company received $4,142, representing a partial repayment of the preferred equity interest in Restoration on Candlewood and resulted in a residual equity position that is no longer preferred. However, the income allocation to the equity holder remains at a 15.5% yield.
3)	Acquired in 2023, a 32% non-controlling joint venture limited partnership interest in RM Hunters Ridge LLC, for the acquisition and renovation of 170 residential units in East Lansing, Michigan (“Hunters Ridge”).
4)	Acquired in 2018, a 30% non-controlling joint venture limited partnership interest in Plano CRP Portfolio, LLC, for the acquisition and renovation of two garden-style apartment communities in Plano, Texas. Plano CRP Portfolio, LLC was sold during 2023. In June 2025, the Company received a final distribution in connection with the sale.

Note 6 – Marketable Securities

As of June 30, 2025, the Company held one investment in an exchange traded fund for a cost of $1,599. The table below summarizes the asset measured at fair value on a recurring basis and its position level in the fair value hierarchy:

		Fair value measurements at the reporting date using:
		Quoted prices in active markets for identical assets	Significant observable inputs	Significant unobservable inputs
Description	Total	(Level 1)	(Level 2)	(Level 3)
Investment in exchange traded fund	$1,556	$1,556	$-	$-
Investment in marketable securities	$1,556	$1,556	$-	$-

As of December 31, 2024, the Company held one investment in an exchange traded fund for a cost of $1,599. The table below summarizes the asset measured at fair value on a recurring basis and its position level in the fair value hierarchy:

		Fair value measurements at the reporting date using:
		Quoted prices in active markets for identical assets	Significant observable inputs	Significant unobservable inputs
Description	Total	(Level 1)	(Level 2)	(Level 3)
Investment in exchange traded fund	$1,539	$1,539	$-	$-
Investment in marketable securities	$1,539	$1,539	$-	$-

The unrealized gain on investment in marketable securities included in the consolidated statements of operations attributable to Level 1 measurements was $17 and $55 for the six months ended June 30, 2025 and 2024, respectively.

During, 2024, two U.S. T-bills purchased during 2023 matured for gross proceeds of $6,679, of which $17 is recognized as interest income, reported in the consolidated statements of operations.

F-15

RealtyMogul Apartment Growth REIT, Inc.

Notes to Consolidated Financial Statements

For the Six Months ended June 30, 2025 (unaudited) and June 30, 2024 (unaudited)

(Amounts in thousands, except share and per share data)

Note 7 – Borrowings

Mortgages Payable

The following table details the mortgages payable, net, balances per the consolidated balance sheets:

As of June 30, 2025
Mortgages payable, gross	$103,140
Unamortized premium	615
Unamortized deferred financing costs	(470)
Mortgages payable, net	$103,285

As of December 31, 2024
Mortgages payable, gross (1)	$133,902
Unamortized premium	674
Unamortized deferred financing costs	(497)
Mortgages payable, net	$134,079

(1)	Included in the mortgages payable tables above is the Lotus Village mortgage loan held for sale as of December 31, 2024. As of December 31, 2024, the mortgages payable, gross held for sale was $30,200, unamortized deferred financing costs on mortgages payable held for sale of $0, reported as mortgages payable, net held for sale of $30,200.

Scheduled principal repayments during the next five years and thereafter as of June 30, 2025 are as follows:

For the remaining six months ending December 31, 2025	$46,374
2026	878
2027	994
2028	11,656
2029	918
Thereafter	42,320
Total	$103,140

The details of the mortgages payable as of June 30, 2025 are as follows:

Description of Property	Originated Principal	Loan Originated Date	Maturity Date	Interest Type	Interest Rate as of June 30, 2025	Amortization Start Date	Principal Balance as of June 30, 2025
Brookside Apartments	$6,947	6/30/2023	7/1/2030	Fixed	5.83%	8/1/2025	$6,947
Raleigh, NC
Ridgeline View Townhomes	11,765	5/19/2023	6/1/2028	Fixed	5.63%	7/1/2026	11,000
Vancouver, WA
Brooklyn Vinegar Hill (1)	19,557	9/30/2020	9/1/2025	Fixed	3.13%	4/1/2022	18,246
Brooklyn, NY
NinetyNine 44 Apartments	19,500	9/9/2020	10/1/2030	Fixed	3.18%	11/1/2023	18,850
Dallas, TX
The Orion	20,541	9/28/2018	10/1/2030	Fixed	4.92%	11/1/2024	20,347
Orion Township, MI
Sherwood Oaks (2)	26,733	11/30/2021	9/1/2025	SOFR + 325 BPS	7.69%	-	27,750
Riverview, FL
Total	$105,043	-	-	-	-	-	$103,140

(1)	The entity entered into maturity default on September 2, 2025. The entity’s manager is currently working with the lender on a resolution to cure the default. There can be no guarantee the lender will consent to any proposed resolution on acceptable terms or at all.
(2)	Interest rate hedge contracts have been entered into related to this mortgage debt to manage the floating rate interest risk for this investment. Interest rate as of June 30, 2025 reflects the gross interest rate on the mortgage debt exclusive of such interest rate hedge contracts. The entity entered into maturity default on September 2, 2025. The entity’s manager is currently working with the lender on a resolution to cure the default. There can be no guarantee the lender will consent to any proposed resolution on acceptable terms or at all.

F-16

RealtyMogul Apartment Growth REIT, Inc.

Notes to Consolidated Financial Statements

For the Six Months ended June 30, 2025 (unaudited) and June 30, 2024 (unaudited)

(Amounts in thousands, except share and per share data)

The details of the mortgages payable as of December 31, 2024 are as follows:

Description of Property	Originated Principal	Loan Originated Date	Maturity Date	Interest Type	Interest Rate as of December 31, 2024	Amortization Start Date	Principal Balance as of December 31, 2024
Brookside Apartments	$6,947	6/30/2023	7/1/2030	Fixed	5.83%	8/1/2025	$6,947
Raleigh, NC
Ridgeline View Townhomes	11,765	5/19/2023	6/1/2028	Fixed	5.63%	7/1/2026	11,000
Vancouver, WA
Brooklyn Vinegar Hill (1)	19,557	9/30/2020	9/1/2025	Fixed	3.13%	4/1/2022	18,461
Brooklyn, NY
NinetyNine 44 Apartments	19,500	9/9/2020	10/1/2030	Fixed	3.18%	11/1/2023	19,050
Dallas, TX
The Orion	20,541	9/28/2018	10/1/2030	Fixed	4.92%	11/1/2024	20,494
Orion Township, MI
Lotus Village (2)	29,600	6/25/2021	7/9/2025	SOFR + 310 BPS(3)	8.54%	-	30,200
Austin, TX
Sherwood Oaks (4)	26,733	11/30/2021	9/1/2025	SOFR + 325 BPS(5)	7.94%	-	27,750
Riverview, FL
Total	$134,643	-	-	-	-	-	$133,902

(1)	With the upcoming loan maturity set to occur on September 1, 2025, the Company is assessing multiple options, including but not limited to extending and/or refinancing the existing mortgage.
(2)	Interest rate hedge contracts have been entered into related to this mortgage debt to manage the floating rate interest risk for this investment. Interest rate as of December 31, 2024 reflects the gross interest rate on the mortgage debt exclusive of such interest rate hedge contracts.
(3)	Interest on this mortgage payable transitioned away from LIBOR effective July 9, 2023 to the 1-Month Term SOFR rate.
(4)	Interest rate hedge contracts have been entered into related to this mortgage debt to manage the floating rate interest risk for this investment. Interest rate as of December 31, 2024 reflects the gross interest rate on the mortgage debt exclusive of such interest rate hedge contracts. An extension agreement was signed on January 31, 2025 to extend the maturity date from December 1, 2024 to September 1, 2025. With the upcoming maturity within the next year, the Company is assessing multiple options to extend and/or refinance the existing mortgage prior to maturity.
(5)	Interest on this mortgage payable transitioned away from LIBOR effective July 1, 2023 to the 1-Month USD-SOFR CME Term rate.

F-17

RealtyMogul Apartment Growth REIT, Inc.

Notes to Consolidated Financial Statements

For the Six Months ended June 30, 2025 (unaudited) and June 30, 2024 (unaudited)

(Amounts in thousands, except share and per share data)

Note 8 – Related Party Arrangements

From time to time, a special purpose entity in which we invest may pay our Manager or an affiliate of our Manager fees relating to the investment and management of our equity investments. A portion of some of these fees are paid to personnel affiliated with our Manager or its affiliates for their roles in the investment opportunity, including officers of our Manager, Jilliene Helman and Eric Levy. Additionally, affiliates of our Manager and other personnel affiliated with our Manager, including Ms. Helman, may co-invest directly in an investment opportunity. These affiliates may be entitled to certain rights, fees and other incentives in connection with such co-investments. As a result of the above, the judgement of such affiliates can be influenced by their interests in such equity investments and co-investments, which interests can diverge from, and cause these affiliates to take actions contrary to, our best interests. The following fees are not paid directly by us, and we will not be entitled to these fees. There are instances in which we are the sole member and have control of a third-party entity in which we invest and which will pay the following fees. In addition, the following fees may reduce the amount of funds that are invested in the underlying real estate and/or the amount of funds available to pay distributions to us, thereby reducing our returns in that particular investment.

The actual amounts of the following fees are dependent on, among other things, total invested equity, real estate transaction sizes, financing amounts, property income and performance, and distributable cash. We cannot determine these specific amounts at the present time.

●	Buyer’s Real Estate Brokerage Fee / Real Estate Due Diligence Fee / Real Estate Acquisition Fee – fee paid to our Manager or an affiliate of our Manager in an amount up to 3% of the total contract purchase price of the property.

●	Financing Coordination Fee and Credit Guarantee Fee – fee paid to an affiliate of or personnel affiliated with our Manager in an amount up to 1% of the financing amount in the event that an affiliate or officer of our Manager provides services in connection with arranging the debt or provides a credit guarantee in connection with the financing.

●	Property-Level Asset Management Fee – fee paid to our Manager or an affiliate of our Manager in an amount equal to an annualized 1.5% of Effective Gross Income (as defined below) that will be paid monthly to the Manager for asset management services related to certain transactions. Effective Gross Income means a property’s potential gross rental income plus other income less vacancy and credit costs for any applicable period.

●	Seller’s Real Estate Brokerage Fee / Real Estate Disposition Fee – fee paid to our Manager or an affiliate of our Manager in an amount up to 2% of the contract sales price of a property in the event that an affiliate of our Manager or our Manager provides disposition services for the property.

●	Promote Interest – interest paid to our Manager or an affiliate of our Manager in an undetermined amount of the entity’s distributable cash, after all other partners or members have been paid a (6% or higher) cumulative, non-compounded preferred return.

●	Construction Management/Capital Expenditure Management Fee – fee paid to our Manager or an affiliate of our Manager in an amount up to 5% of the aggregate expenditures in connection with services related to capital improvements.

From time to time, when one of the affiliates of our Manager, including, RMCC or RM Communities, LLC (“RM Communities”) (each of RMCC and RM Communities is referred to herein as an “RM Originator”), one or more of the fees set forth below in connection with the origination, investment and management of preferred equity investments. The following fees are not paid directly by us, and we will not be entitled to these fees. In addition, the following fees reduce the amount of funds that are invested in the underlying preferred equity investments and/or the amount of funds available to pay distributions to us, thereby reducing our returns in that particular investment. The actual amount of the following fees is dependent on, among other things, the total loan or private equity transaction size, closing costs, financing amounts, and interest rates and payments. We cannot determine these specific amounts at the present time.

●	Origination Fee – fee paid to an affiliate of the Manager in an amount up to 3% of the financing amount.
●	Underwriting Fee – fee paid to an affiliate of the Manager in an amount up to 1% of the financing amount.

F-18

RealtyMogul Apartment Growth REIT, Inc.

Notes to Consolidated Financial Statements

For the Six Months ended June 30, 2025 (unaudited) and June 30, 2024 (unaudited)

(Amounts in thousands, except share and per share data)

●	Extension Fee – fee paid to an affiliate of the Manager in an amount up to 1% of the financing amount per loan extension.

●	Modification Fee – fee paid to an affiliate of the Manager in an amount up to 1% of the financing amount per loan modification.

●	Default Interest – interest paid to an affiliate of the Manager as defined under the particular loan agreement.

●	Prepayment Penalties – amount paid to an affiliate of the Manager where each prepayment penalty based on the amount of interest that would have accrued on the principal amount of the loan or preferred equity investment at the time of prepayment during the period commencing on the prepayment date and ending on the prepayment penalty period end date.

●	Exit Fee – fee paid to an affiliate of the Manager in an amount (i) up to 1% upon payoff or (ii) calculated as a percentage of the financing amount or outstanding loan balance per extension.

RM Adviser, LLC, Manager

Subject to certain restrictions and limitations, the Manager is responsible for managing the Company’s affairs on a day-to-day basis and for identifying and making investments on behalf of the Company.

The Manager and certain affiliates of the Manager receive fees and compensation in connection with the Company’s public offering, and the acquisition and management of the Company’s real estate investments. For certain investments, the Manager is entitled to receive a promote in an undetermined amount of the entity’s distributable cash, after all other partners or members have been paid an agreed upon (6% or higher) cumulative, non-compounded preferred return. A portion of these fees may be paid to personnel affiliated with our Manager, including officers of our Manager, Jilliene Helman and Eric Levy. These fees will be paid by the particular special purpose entity and not by us, and we will not be entitled to these fees. Although the special purpose entity pays these fees, there are instances in which we are the sole member, and have control, of the special purpose entity in connection with an investment in an equity asset. During the six months ended June 30, 2025 and the year ended December 31, 2024, the Manager received no promote.

The Manager will be reimbursed for organizational and offering expenses incurred in conjunction with the Offerings. The Company will reimburse the Manager for actual expenses incurred on behalf of the Company in connection with the selection or acquisition of an investment, to the extent not reimbursed by the borrower, whether or not the Company ultimately acquires the investment. The Company will reimburse the Manager for out-of-pocket expenses paid to third parties in connection with providing services to the Company. This does not include the Manager’s overhead, employee costs borne by the Manager, utilities or technology costs. Expense reimbursements payable to the Manager also may include expenses incurred by the Sponsor in the performance of services pursuant to a shared services agreement between the Manager and the Sponsor, including any increases in insurance attributable to the management or operation of the Company.

As of both June 30, 2025 and December 31, 2024, the Manager owed the Company $124 in deferred offering costs. As of June 30, 2025 and December 31, 2024, $1,976 and $1,952, respectively, of offering costs were amortized against equity, which represents the ratable portion of proceeds raised to date to the total amount of proceeds expected to be raised from the Offerings.

The Company paid the Manager a monthly asset management fee based on the total equity value, which equals (a) our then-current net asset value per share, as determined by our board of directors, multiplied by (b) the number of shares of our common stock then outstanding. During the six months ended June 30, 2025 and 2024, $264 and $336, respectively, of asset management fees were charged by our Manager. As of June 30, 2025 and December 31, 2024, $40 and $44, respectively, of asset management fees remained payable.

F-19

RealtyMogul Apartment Growth REIT, Inc.

Notes to Consolidated Financial Statements

For the Six Months ended June 30, 2025 (unaudited) and June 30, 2024 (unaudited)

(Amounts in thousands, except share and per share data)

Realty Mogul Commercial Capital, Co.

The Company pays RMCC, an RM Originator, a servicing fee of 0.5% of the principal balance plus accrued interest of each preferred equity investment and any applicable additional amounts associated with such investment for the servicing and administration of certain investments held by us. RM Originator may decide to enter into a servicing agreement with an unaffiliated third party to service and administer the preferred equity investments held by us, and pays for any expenses incurred in connection with standard subservicing thereunder out of the servicing fee paid to it by us. The servicing agreement will define the terms of the servicing arrangement as well as the amount of the servicing fee that is paid by RM Originator to the unaffiliated third party. The servicing fee is calculated as an annual percentage of the principal balance of the preferred equity investment plus accrued interest and any applicable additional amounts associated with such investment, and is deducted at the time that payments on the asset are made. The fee is deducted in proportion to the split between accrued and current payments. Servicing fees payable by us may be waived at RM Originator’s sole discretion. During the six months ended June 30, 2025 and 2024, $0 and $13, respectively, was charged by the RM Originator. As of June 30, 2025 and December 31, 2024, $0 and $37, respectively, remained payable and are included in accounts payable and accrued expenses on the corresponding consolidated balance sheets.

RM Communities, LLC

RM Communities is a subsidiary of Realty Mogul, Co. As of December 31, 2024, an acquisition fee in the amount of $267 was paid in connection with the acquisition of RM Rose Hill Investors, LLC.

For the six months ended June 30, 2025, an aggregate of $91 was paid to RM Communities for property-level asset management services related to (i) the Company’s joint venture formed to acquire, renovate, own and operate a 200-unit, Class B+ apartment community in Orion Township, Michigan (“The Orion”), (ii) Sherwood Oaks, (iii) Ridgeline View Townhomes, (iv) Brookside Apartments, (v) Hunters Ridge, and (vi) Rose Hill. For the six months ended June 30, 2024, an aggregate of $81 was paid to RM Communities for property-level asset management services related to (i) The Orion, (ii) Sherwood Oaks, (iii) Ridgeline View Townhomes, (iv) Brookside Apartments, and (v) Hunters Ridge.

Realty Mogul, Co. and Affiliates

If the Company has insufficient funds to acquire all or a portion of an investment, then it may obtain a related party loan from RM Originator, an affiliate of Realty Mogul, Co., on commercially reasonable terms. Our charter authorizes us to enter into related party loans. Related party loans would require prior approval from our board of directors. However, neither RM Originator nor any of its affiliates are obligated to make a related party loan to the Company at any time.

Certain affiliates of Realty Mogul Co. are entitled to receive a buyer’s broker fee for sourcing real estate transactions on our behalf. A portion of this fee may be paid to personnel affiliated with our Manager, including Ms. Jilliene Helman, for their roles in the investment opportunity.

In 2017, an entity managed by an affiliate of Realty Mogul, Co. acquired an approximate 24% noncontrolling interest in Vinegar Hill Asset, LLC (“Vinegar Hill”). The entity’s equity investment in Vinegar Hill was $2,070 as of June 30, 2025 and December 31, 2024.

In 2018, an entity managed by an affiliate of Realty Mogul, Co. acquired an approximate 54% interest in Plano CRP Portfolio, LLC. The entity’s equity investment in Plano CRP Portfolio, LLC was $1,750 as of December 31, 2022. Plano CRP Portfolio, LLC was sold during 2023.

F-20

RealtyMogul Apartment Growth REIT, Inc.

Notes to Consolidated Financial Statements

For the Six Months ended June 30, 2025 (unaudited) and June 30, 2024 (unaudited)

(Amounts in thousands, except share and per share data)

In 2021, a group of individual retail investors invested in an offering sponsored by an affiliate of Realty Mogul, Co. and acquired an approximate 42% interest in The Orion. The individual investors’ equity investment in The Orion was $4,345 as of June 30, 2025 and December 31, 2024.

In 2021, a group of individual retail investors managed by an affiliate of Realty Mogul, Co. acquired an approximate 40% interest in Lotus Village. The individual investors’ equity investment in Lotus Village was $4,535 as of June 30, 2025 and December 31, 2024. Lotus Village was sold in May 2025.

In 2021, a group of individual retail investors invested in an offering sponsored by an affiliate of Realty Mogul, Co. and acquired an approximate 38% interest in Sherwood Oaks. The individual investors’ equity investment in Sherwood Oaks was approximately $4,150 as of June 30, 2025 and December 31, 2024.

In 2023, a group of individual retail investors invested in an offering sponsored by an affiliate of Realty Mogul, Co. and acquired an approximate 48% interest in Ridgeline View Townhomes. The individual investors’ equity investment in Ridgeline View Townhomes was approximately $3,685 as of June 30, 2025 and December 31, 2024.

In 2023, a group of individual retail investors invested in an offering sponsored by an affiliate of Realty Mogul, Co. and acquired an approximate 34% interest in Brookside Apartments. The individual investors’ equity investment in Brookside Apartments was approximately $1,550 as of June 30, 2025 and December 31, 2024.

In 2023, a group of individual retail investors invested in an offering sponsored by an affiliate of Realty Mogul, Co. and acquired an approximate 18% interest in Hunters Ridge. The individual retail investors’ equity investment in Hunters Ridge was approximately $3,350 as of June 30, 2025 and December 31, 2024, Realty Mogul, Co. and its affiliates’ equity investment was approximately $100, and joint venture investors’ equity investment was approximately $8,250, for a total capital investment of $11,700.

In 2024, a group of individual retail investors invested in a private offering sponsored by RM Communities and acquired an approximate 33% interest in Rose Hill. The individual retail investors’ equity investment in Rose Hill was approximately $3,635 as of June 30, 2025 and December 31, 2024. RM Communities also sponsored a private offering in Rose Hill of approximately $1,000 acquired by RM Communities Distressed GP Fund. In addition, joint venture investors’ equity investment in Rose Hill was approximately $5,435, for a total capital investment of $10,070.

RM Sponsor, LLC, Stockholder and Sponsor

RM Sponsor, LLC is a stockholder of the Company and held 13,315 and 13,014 shares, respectively, of our common stock as of June 30, 2025 and December 31, 2024.

Joint Venture Partners and Affiliates of Joint Venture Partners

For the six months ended June 30, 2025 and 2024, the Company incurred an aggregate of $151 and $152, respectively, to its joint venture partners and affiliates of its joint venture partners of its consolidated joint ventures for management, acquisition and guaranty fees, of which $57 and $65, respectively, are included in asset management fees and $94 and $87, respectively, are included in real estate expenses on the consolidated statements of operations, and $0 and $0, respectively, are included in the consolidated balance sheets. The aforementioned fees exclude fees earned by Realty Mogul, Co. and affiliates, including our Manager, RM Communities, our Sponsor, RMCC, and others.

For the six months ended June 30, 2025 and 2024, the equity method investments incurred an aggregate of $67 and $47, respectively, to its affiliates for management, acquisition and guaranty fees, of which $67 and $47, respectively, are included in the statements of operations of the equity method investments and $0 and $0, respectively, are capitalized on the balance sheet of the equity method investments as of the six months ended June 30, 2025 and 2024. The aforementioned fees exclude fees earned by Realty Mogul, Co. and affiliates, including our Manager, RM Communities, our Sponsor, RMCC, and others.

F-21

RealtyMogul Apartment Growth REIT, Inc.

Notes to Consolidated Financial Statements

For the Six Months ended June 30, 2025 (unaudited) and June 30, 2024 (unaudited)

(Amounts in thousands, except share and per share data)

Executive Officers of Our Manager

As of the date of the filing of this Semiannual Report, the executive officers of our Manager and their positions are as follows:

Name	Age	Position
Jilliene Helman	38	Chief Executive Officer
Eric Levy	38	Managing Director and Secretary
Tara Horne	40	Chief Compliance Officer
Kevin Moclair	52	Chief Accounting Officer and Treasurer

Jilliene Helman has served as Chief Executive Officer of our Manager since its inception in March 2016 and served as its Chief Financial Officer from October 2018 to February 2022. Ms. Helman has served as the Chief Executive Officer and a director of Realty Mogul, Co. since May 2012.

Eric Levy has served as Managing Director of our Manager since April 2024, and serves as our Secretary. Previously, he served as our Manager’s Vice President, Portfolio Manager from January 2019 to March 2024. Mr. Levy has served as a Managing Director, Asset Management of Realty Mogul, Co. since April 2024. Previously, he served as Vice President, Asset Management of Realty Mogul, Co. from October 2017 to March 2024.

Tara Horne has served as Chief Compliance Officer of our Manager since August 2025.

Kevin Moclair has served as Chief Accounting Officer and Treasurer of our Manager since February 2022.

Note 9 – Stock Award

We pay to each of our directors and to the Chief Executive Officer and Managing Director of our Manager a retainer of 1,000 shares of our common stock per year, plus an additional retainer of 500 shares of our common stock to the chairman of the audit committee. For the six months ended June 30, 2025, we issued 1,000 shares to Mr. Levy, 1,000 shares to Ms. Helman, and an aggregate of 2,800 shares to our independent directors. Compensation expense in the amount of $37 and $2 was recorded in January 2025 and April 2025, respectively, based on the then in-effect offering price of $8.13 per share. For the year ended December 31, 2024, we issued 1,000 shares to Mr. Levy, 1,000 shares to Ms. Helman, and an aggregate of 10,709 shares to our independent directors. Compensation expense in the amount of $46 and $80 was recorded in January 2024 and April 2024, respectively, based on the then in-effect offering price of $10.13 and $9.75 per share, respectively.

Note 10 – Economic Dependency

Under various agreements, the Company has engaged or will engage our Manager and its affiliates to provide certain services to the Company, including asset management services, asset acquisition and disposition decisions, the sale of the Company’s shares of common stock available for issue, as well as other administrative responsibilities for the Company including accounting services and investor relations. As a result of these relationships, the Company is dependent upon our Manager and its affiliates. In the event that these companies are unable to provide the Company with the respective services, the Company would be required to find alternative providers of these services.

Note 11 – Commitments and Contingencies

Legal Proceedings

As of June 30, 2025, we are not named as a defendant in any active or pending litigation. However, it is possible that the Company could become involved in various litigation matters arising in the ordinary course of our business. Although we are unable to predict with certainty the eventual outcome of any litigation, management is not aware of any litigation likely to occur that we currently assess as being significant to us.

F-22

RealtyMogul Apartment Growth REIT, Inc.

Notes to Consolidated Financial Statements

For the Six Months ended June 30, 2025 (unaudited) and June 30, 2024 (unaudited)

(Amounts in thousands, except share and per share data)

Note 12 – Subsequent Events

Events that occur after the consolidated balance sheets date, but before the consolidated financial statements were available to be issued, must be evaluated for recognition or disclosure. The effects of subsequent events that provide evidence about conditions that existed at the balance sheets date are recognized in the accompanying consolidated financial statements. Subsequent events which provide evidence about conditions that existed after the consolidated balance sheets date require disclosure in the accompanying notes. Management has evaluated the activity of the Company through September 29, 2025, the date the consolidated financial statements were available to be issued, and noted no events that provided evidence of conditions that existed on the balance sheets date that were not properly recorded or required disclosure other than as set forth below. For more information about each of the events below, see Item 1. “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Recent Developments.”

FedEx Ground KY – Louisville, Kentucky

On September 17, 2025, we acquired the $4,500 FedEx Ground KY Equity Investment in a special purpose entity in connection with the acquisition of the FedEx Ground KY Property. The special purpose entity entered into the $23,823 FedEx Ground KY Loan in connection with the FedEx Ground KY Equity Investment. In addition, in connection with the investment, the special purpose entity will pay an affiliate of our Manager an acquisition fee equal to 2.0% of the FedEx Ground KY Property’s purchase price (and such amount will be invested by such affiliate as a capital contribution in the FedEx Ground KY Equity Investment), and an asset management fee equal to 1.5% of the aggregate annual effective gross rents generated from the FedEx Ground KY Property that will be paid monthly.

FedEx Ground TN – Chattanooga, Tennessee

On September 17, 2025, we also acquired the $4,500 FedEx Ground TN Equity Investment in a special purpose entity in connection with the acquisition of the FedEx Ground TN Property. The special purpose entity entered into the $19,663 FedEx Ground TN Loan in connection with the FedEx Ground TN Equity Investment. In addition, in connection with the investment, the special purpose entity will pay an affiliate of our Manager an acquisition fee equal to 2.0% of the FedEx Ground TN Property’s purchase price (and such amount will be invested by such affiliate as a capital contribution in the FedEx Ground KY Equity Investment), and an asset management fee equal to 1.5% of the aggregate annual effective gross rents generated from the FedEx Ground TN Property that will be paid monthly.

Brooklyn Portfolio – Brooklyn, New York

As previously disclosed, on November 30, 2017, we made the $3,000 Brooklyn Equity Investment. Prior to us making the Brooklyn Equity Investment, the entity obtained the $20,700 Brooklyn Loan. On September 2, 2025, the entity entered into maturity default under the terms of the Brooklyn Loan. The entity’s manager is currently working with the lender on a resolution to cure the default. There can be no guarantee the lender will consent to any proposed resolution on acceptable terms or at all.

Sherwood Oaks Apartments – Riverview, Florida

As previously disclosed, on November 30, 2021, we made the $4,200 Sherwood Equity Investment. In connection with the Sherwood Equity Investment, the entity obtained the $27,750 Sherwood Loan. Also as previously disclosed, on December 1, 2024, Sherwood Oaks entered into maturity default under the terms of the Sherwood Loan and, on January 31, 2025, entered into a loan modification and extension to the Sherwood Loan to, among other things, extend the maturity date to September 1, 2025. Concurrent with the loan modification, Sherwood Oaks issued a promissory note in the aggregate principal amount of up to $2,400. On September 2, 2025, Sherwood Oaks entered into maturity default under the terms of the Sherwood Loan. The entity’s manager is currently working with the lender on a resolution to cure the default. There can be no guarantee the lender will consent to any proposed resolution on acceptable terms or at all.

F-23

Item 4. Exhibits

INDEX TO EXHIBITS

Exhibit No.	Description
2.1	Articles of Amendment and Restatement of RealtyMogul Apartment Growth REIT, Inc. (incorporated by reference to Exhibit 2.1 to the Company’s Offering Statement on Form 1-A/A, filed on August 4, 2017)

2.2	Articles of Amendment to the Articles of Amendment and Restatement of RealtyMogul Apartment Growth REIT, Inc. (incorporated by reference to Exhibit 2.2 to the Company’s Offering Statement on Form 1-A, filed on December 9, 2021)

2.3	Articles of Amendment to the Articles of Amendment and Restatement of RealtyMogul Apartment Growth REIT, Inc. (incorporated by reference to Exhibit 2.3 to the Company’s Offering Statement on Form 1-A/A, filed on April 9, 2024)

2.4	Amended and Restated Bylaws of RealtyMogul Apartment Growth REIT, Inc. (incorporated by reference to Exhibit 2.3 to the Company’s Offering Statement on Form 1-A, filed on June 28, 2017)

2.5	Amendment No. 1 to the Amended and Restated Bylaws of RealtyMogul Apartment Growth REIT, Inc. (incorporated by reference to Exhibit 2.4 to the Company’s Offering Statement on Form 1-A, filed on December 9, 2021)

4.1	Form of Subscription Agreement (incorporated by reference to Exhibit 4.1 to the Company’s Offering Statement on Form 1-A/A, filed on April 9, 2024)

4.2	Distribution Reinvestment Plan (incorporated by reference to Exhibit 4.2 to the Company’s Offering Statement on Form 1-A, filed on August 31, 2018)

6.1	Management Agreement between RealtyMogul Apartment Growth REIT, Inc. and RM Adviser, LLC (incorporated by reference to Exhibit 6.1 to the Company’s Offering Statement on Form 1-A, filed on June 28, 2017)

6.2	Amendment to Management Agreement between RealtyMogul Apartment Growth REIT, Inc. and RM Adviser, LLC (incorporated by reference to Exhibit 6.2 to the Company’s Post-Qualification Amendment to the Offering Statement on Form 1-A, filed on December 20, 2019)

6.3	Limited Partnership Agreement of RealtyMogul Apartment Growth REIT Operating Partnership, LP (incorporated by reference to Exhibit 6.2 to the Company’s Offering Statement on Form 1-A, filed on June 28, 2017)

6.4	Amendment to the Limited Partnership Agreement of RealtyMogul Apartment Growth REIT Operating Partnership, LP (incorporated by reference to Exhibit 6.4 to the Company’s Offering Statement on Form 1-A , filed on December 9, 2021)

6.5	Form of License Agreement between RealtyMogul Apartment Growth REIT, Inc. and Realty Mogul, Co. (incorporated by reference to Exhibit 6.3 to the Company’s Offering Statement on Form 1-A, filed on June 28, 2017)

6.6	Form of Master Technology and Services Agreement among RM Technologies, LLC, RM Sponsor, LLC and RealtyMogul Apartment Growth REIT, Inc. (incorporated by reference to Exhibit 6.6 to the Company’s Offering Statement on Form 1-A/A, filed on April 9, 2024)

13

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RealtyMogul Apartment Growth REIT, Inc.

By:	/s/ Kevin Moclair
Name:	Kevin Moclair
Title:	Chief Accounting Officer and Treasurer
(Principal Financial and Accounting Officer)
Date:	September 29, 2025

Pursuant to the requirements of Regulation A, this report has been signed by the following person on behalf of the issuer and in the capacities and on the date indicated.

Signature	Title	Date

/s/ Jilliene Helman	Chief Executive Officer, President and Director	September 29, 2025
Jilliene Helman	(Principal Executive Officer)

/s/ Kevin Moclair	Chief Accounting Officer and Treasurer	September 29, 2025
Kevin Moclair	(Principal Financial and Accounting Officer)

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